Exhibit 99.1: Interim Report followed by Non-Consolidated Statements
INTERIM REPORT
(For the 41th Fiscal Year: From January 1, 2008 to June 30, 2008)
THIS IS A SUMMARY OF THE INTERIM REPORT IN SUCH A FORM REQUIRED BY KOREAN SECURITIES SUPERVISORY BOARD.
IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS. ALL FINANCIALS IN THIS INTERIM REPORT ARE BASED ON NON-CONSOLIDATED FINANCIAL STATEMENT.

INTERIM REPORT
(For the Interim in 41th Fiscal Year: From January 1, 2008 to June 30, 2008)
To:      Financial Supervisory Commission and Korea Stock Exchange
We hereby submit the INTERIM REPORT for the Interim in the 41th Fiscal Year in accordance with the item 3 of Article 186 of the Securities & Exchange Law.

Ku-Taek Lee
CEO and Representative Director
POSCO
1 Koedong-dong, Pohang City, Kyongsangbuk-do, Korea
Tel) 82-54-220-0114

Dong-Hee Lee
Chief Financial and Accounting Officer
Senior Executive Vice President
POSCO
Tel) 82-2-3457-0074

CONTENTS
Chapter
I. Overview
II. Business
III. Financial Statements
IV. Corporate Governance and Company Affiliates
Attachment       Independent Accountants’ Review Report

I. Overview
1. Purpose of the Company
A. Businesses engaged in by the Company

Items	Details
a. To manufacture, market, promote, sell and distribute iron, steel and rolled products
b. To engage in harbor loading and unloading, transportation and warehousing businesses
c. To engage in the management of professional athletic organizations	No engagement in this business during the first half of this year
d. To engage in the supply of LNG and Power generation, and as well as in the distribution business thereof and in the resources development business
e. To engage in leasing of real estate and distribution businesses
f. To engage in the supply of district heating business
g. To engage in marine transportation, processing and sales of minerals within or outside of Korea
h. To engage in educational service and other services related to business
i. To manufacture, process and sale of non-ferrous metals
j. To engage in all other conducts, activities or businesses related, directly or indirectly to the attainment and continuation of the foregoing purposes.
B. Businesses engaged by the subsidiaries and affiliates

Items	Details
POSCO Coated & Color Steel Co., Ltd.: Manufacturing and sales of coated steel sheets
POSCO Specialty Steel Co., Ltd: Production & sales of steel bars and steel pipes
POSCON Co., Ltd.: Manufacturing and sales of electric controlling devices
POSCO Refractories & Environment Co., Ltd.: Manufacturing and sales of blast furnaces and refractory bricks
POSCO Machinery & Engineering Co., Ltd.: Maintenance and repair of steel plant machinery & equipment
POSCO Machinery Co., Ltd.: Maintenance and repair of steel plant machinery & equipment
POSCO E&C Co., Ltd.: Construction and engineering

Items	Details
POS-A.C Co., Ltd. : Construction design, Construction Management
Posteel Co., Ltd.: Steel product sales and general trading
POSDATA Co., Ltd.: Information and communication service
Seung Kwang Co., Ltd.: Development and operation of athletic facilities
POSCO Research Institute: Research, consulting etc
POSTECH Venture Capital Corp.: Finance for New Technology
POSCO Terminal Co., Ltd.: Marine logistics Services, Warehousing business
Posmate Co., Ltd: Leasing & Management of real estate
Samjung Packing & Aluminum Co., Ltd.: Product packing, Manufacturing and Sales of Aluminum
POSCO Power Corp.: Generation of Electricity etc
POSTECH 2006 Energy Fund : Unlisted company investment for New Technology
Metapolis Co., Ltd. : Development of real estate
POSCORE Co., Ltd. : Production and sales of electronic goods, electromotors and generators
PNR Co., Ltd. : Collection of the byproducts of steel, Processing and Sales
Mega-Asset Co., Ltd. : Leasing & Sales of real estates
PHP Co., Ltd : Construction and Management of rental houses
Daewoo Engineering Company: Engineering and Construction services

*	The subsidiaries and affiliates listed above are subject to the consolidated financial statement of the Company.
- Criteria:

(1)	The Company shall be the largest shareholder with more than 50% or more than 30% ownership of the outstanding shares.

(2)	The Company must have an actual controlling power. (voting rights, etc.)

(3)	The asset size of the previous fiscal year or the initial establishment paid-in capital is over 7 billion Korean won.
* Changes after 40th Fiscal Year
•	Changes of the company name: Pohang Coated Steel Co., Ltd. à POSCO Coated & Color Steel Co.,Ltd. (April, 2008)

•	Addition of an subsidiaries and affiliated company: PNR Co., Ltd. (January 2008), Mega-Asset Co., Ltd. (March 2008), Daewoo Engineering Company. (April 2008)
C. Businesses the company plans to engage in
[None]

2. Business Organization
A. Highlights of the Company’s Business Organization
(1) Historical highlights and changes since establishment
(a) Date of establishment: April 1, 1968
(b) Location of the headquarters: 1, Koedong-dong, Pohang City, Kyongsang buk-do, Korea
(c) Steel Works and Offices
•	Pohang Works: 5 Dongchon-dong, Nam-ku, Pohang City, Kyonsangbuk-do, Korea

•	Gwangyang Works: 700 Kumho-dong, Gwangyang City, Chollanam-do, Korea

•	Seoul Office: POSCO Center, 892 Daichi-4 dong, Kangnam-ku, Seoul, Korea

•	Overseas Offices: The Company operates six overseas offices (Jakarta, Dubai, Prague, European Union,

Rio de Janeiro, Mexico) for the purpose of supporting international business
(d) Milestones since Establishment

April 1, 1968	Pohang Iron and Steel Co., Ltd. established
April 1, 1970	1st stage construction of Pohang Works began
July 3, 1973	1st stage construction of Pohang Works completed (1.03 million ton per year (tpy) crude steel)
May 31, 1976	2nd stage construction of Pohang Works completed (2.6 million tpy)
December 8, 1978	3rd stage construction of Pohang Works completed (5.5 million tpy)
February 18, 1981	4th stage construction of Pohang Works completed (8.5 million tpy)
May 25, 1983	2nd round of the 4th stage construction of Pohang Works completed (9.1 million tpy)
March 5, 1985	1st stage construction of Gwangyang Works begun
May 7, 1987	1st stage construction of Gwangyang Works completed (11.8 million tpy)
June 10, 1988	POSCO listed on the Korea Stock Exchange (the first stock in Korea for public subscription)
July 12, 1988	2nd stage construction of Gwangyang Works completed (14.5 million tpy)
December 4, 1990	3rd stage construction of Gwangyang Works completed (17.5 million tpy)
October 2, 1992	4th stage construction of Gwangyang Works completed (20.8 million tpy)
October 9, 1992	Election of Hwang Kyung-Ro as Chief Executive Officer
March 12, 1993	Election of Chung, Myung-Sik as Chief Executive Officer

December 9, 1993	ISO 9002 certification acquired
March 8,1994	Election of Kim, Mahn-Je as Chief Executive Officer
October 14, 1994	New York Stock Exchange (NYSE) listing
October 27, 1995	London Stock Exchange(LSE) listing
March 14, 1997	Introduced Outside Directors system
August 28, 1997	#4 Cold Rolling Mill in Gwangyang Works completed
March 17, 1998	Election of Yoo, Sang-Boo as Chief Executive Officer
March 31, 1999	Completed construction of #5 Blast Furnace (28.0million ton in annual crude steel production)
October 4, 2000	Privatization completed after Korea Development Bank sold off stakes in POSCO
July 2, 2001	Launched PI (or POSPIA — Integrated Management system) system
March 15, 2002	Adopted new company name “POSCO”
March 14, 2003	Election of Lee, Ku-Taek as Chief Executive Officer
April 30, 2003	Completion of #3 STS plant
June 2, 2003	Declared POSCO Code of Ethics
November 7, 2003	Establishment of POSCO-China
August 17, 2004	The Pohang Works Finex #1 in order to complete commercialization of innovative iron making process Construction started(annual production capacity of 1.5 million tons)
October 15, 2004	Establishment of POSCO-JAPAN
July 4, 2005	Completion of Gwangyang LNG Terminal
August 25, 2005	Establishment of POSCO-India Private Limited
September 2, 2005	Completion of Gwangyang #5 CGL(0.45million tpy) — MCL(0.25million tpy)
September 8, 2005	Establishment of POSTF (POSCO TJ Park Foundation)
September 21, 2005	Completion of TWB #5,6 Line (annual production capacity of 5.5million sheets)
October 2~5, 2005	POSCO was the host to the 39th IISI (International Iron and Steel Institute) annual conference in Seoul
November 22, 2005	Tokyo Stock Exchange(TSE) listing
June 30, 2006	Completion of the Gwangyang #6 Continuous Galvanizing Line(CGL) (Capacity for Automotive Flat Products of 6.5million)
November 22, 2006	Completion of integrated stainless steel mill in Zhangjiagang, China (0.8million tpy)
February 23, 2007	Ku-Taek Lee is reelected as CEO at the 39th Ordinary General Shareholders Meeting)
March 30, 2007	Proclamation of vision to realize ‘Global POSCO Way’ (Toward new success story, Take-off toward the world, Innovation to open future)

May 30, 2007	Completion of commercial FINEX facilities(1.5million tpy)
July 27, 2007	Completion of Magnesium Sheet Factory(3,000 tpy)
August 1, 2007	Vietnam CR Mill groundbreaking(1.2million tpy)
September 6, 2007	Mexico CGL groundbreaking(0.4million tpy)
October 7, 2007	CEO Ku-Taek Lee, Elected as a Chairman of the IISI
October 30, 2007	Credit ratings upgraded (Moody’s : A2(Positive)àA1(Stable))
December 26, 2007	Acquisition of MEGS, Malaysia(shares 60% acquired)
January 3, 2008	Establishment of POSWITH (the first domestic investor company employing over 30% of the disabled)
January 23, 2008	Completion of the Ultra Thickness Plate Rolling Facility of the Pohang #2 Plate Plant
January 29, 2008	Completion of the Automotive Flat Technology Center of Gwangyang Works
February 18, 2008	Participation in USA Molybdenum mining project with 20% stake
March 1, 2008	High-quality API Steel tube Plant in USA Pittsburgh groundbreaking (Joint production of POSCO, US-STEEL, SeAH Steel — 0.27million tpy)
March 3, 2008	Completion of Large Bloom Caster of the Pohang #1 Continuous Casting Plant (1.1million tpy)
March 17, 2008	“World’s Most Admired Companies 2008: South Korea” — Fortune
April 1, 2008	40th Anniversary of POSCO for “Proclamation of Vision 2018”
April 18, 2008	World Record of Steel Production(14,350 tpd) in Gwangyang #3 Blast Furnace
April 23, 2008	Starting Construction of the Global R&D Center in Incheon Free Economic Zone
June 3, 2008	The cumulative production of Pohang Works has reached 300 million tons
June 28, 2008	Selected as a TOP 500 Global companies by FT for 5 consecutive years
(e) Changes in the largest shareholder
•	From ‘SK Telecom’ to ‘National Pension Corporation’

•	Date of Disclosure: January 30, 2007

•	Others: Refer to the disclosure of the change of the largest shareholder
(f) Changes of Business Purposes
•	1984: Harbor loading & unloading transportation and warehouse businesses Management of professional athletic organizations

•	1992: Scientific agriculture and its spread added to business purposes

•	1994: Real estate leasing and distribution added to business purposes

•	1995: ‘Scientific agriculture and its spread’ deleted from business purposes.

‘Supply of LNG and power generation and as well as in the distribution’ added to business purposes

•	2001: Supply of district heating business added to business purposes

•	2002: Marine transportation processing and sales of minerals within or outside Korea added to business purposes.

•	2006: Educational service and other services related to business added to business purposes.

•	2007: ‘Manufacture, process and sale of non-ferrous metal’ and ‘Resources development business’ added to business purposes

(2) Change of the Company Name
•	Pohang Iron & Steel Co. Ltd. à POSCO

•	Effective Date: March 15, 2002 (The 34th Ordinary General Shareholders Meeting)
(3) Merger, Acquisition and Handover of Businesses
[None]
(4) Major Changes in Production Facilities
•	There was no change in the capacity of its production facilities in the 1H 2008, but its capacity had increased to 33millions at the end of 2007 due to the operation of the DeP-Converter of Gwangyang Works(December 30, 2007) and productivity improvement.

[Refer to II. Business, 3. Production and Facilities, A. Production Capacity]
(5) Important Developments Related with Business Operation
[Refer to II. Business, 1. Current Situation of POSCO, Current Situation and Prospect of New Business]
B. POSCO Business Group
(1) Name of Business Group: POSCO
(2) Companies Belonging to Large Business Groups
POSCO, POSCO Coated & Color Steel Co., Ltd., POSDATA Co., Ltd., POSCO Refractories & Environment Co., Ltd, Samjung Packing & Aluminum Co., Ltd., Seung Kwang Co., Ltd., POS-AC Co., Ltd., POSCO E&C Co., Ltd., POSCO Research Institute, POSCON Co., Ltd., Posteel Co., Ltd., POSCO Specialty Steel Co., Ltd., POSCO Machinery Co., Ltd., POSCO Machinery & Engineering Co., Ltd., POSCO Terminal Co., Ltd., POSTECH Venture Capital Corp., Metapolis Co., Ltd., Posmate Co., Ltd., POSCO Power Corp., SNNC Co., Ltd., PHP Co., Ltd., POSBRO Inc., Suwon Green Environment, POSCORE Co., Ltd., Green Cheonan Co., Ltd., POSWITH Co., Ltd., Uisinseol LRT Co., Ltd., PNR Co., Ltd., Pohang Puelcell Power Co., Ltd., RISTec-Biz Co., Ltd., Cheongna IBT Co., Ltd., Mega-Asset Co., Ltd., Daewoo Engineering Company, Basys Industry Co., Ltd., Entran Co., Ltd., Daewoo Tech Co., Ltd.

* Addition of subsidiaries and affiliates: POSWITH Co., Ltd.(January, 2008), Uisinseol LRT Co., Ltd.
(January, 2008), Pohang Puelcell Power Co., Ltd.(February, 2008), PNR Co., Ltd.(March 2008), RISTec-Biz Co., Ltd.(March 2008), Cheongna IBT Co., Ltd.(March 2008) Mega-Asset Co., Ltd.(May, 2008), Daewoo Engineering Company(May, 2008), Basys Industry Co., Ltd.(May, 2008), Entran Co., Ltd.(May, 2008), Daewoo Tech Co., Ltd.(May, 2008)
*Change in companies belonging to large business groups after the 1H 2008 fiscal year
•	Disaffiliation of an affiliated company: Green Cheonan Co., Ltd.(July, 2008)
(3) Related laws and regulations
•	POSCO designated Prohibition on Cross Shareholdings and Prohibitions on Debt Guarantees for its subsidiaries and affiliated companies.(only applied to its domestic subsidiaries and affiliates)
Details
a.	Prohibition on Cross Shareholdings (Article 9-1 of the Monopoly Regulation and Fair Trade Act)

b.	Prohibitions on Debt Guarantees for Affiliated Corporations (Article 10-2 of the Monopoly Regulation and Fair Trade Act)

c.	Prohibitions on Shareholding of Venture Capitals for Subsidiaries (Article 9-3 of the Monopoly Regulation and Fair Trade Act)

d.	Limitation of Voting Rights of Finance or Insurance Companies (Article11 of the Monopoly Regulation and Fair Trade Act)

e.	Resolution of Board of Directors and Publication on Large-Scale Intra-Group Transaction (Article 11-2 of the Monopoly Regulation and Fair Trade Act)

f.	Disclosure of Important Facts such as Unlisted Shares (Article 11-3 of the Monopoly Regulation and Fair Trade Act)

g.	Report on Status of Shareholding (Article 13 of the Monopoly Regulation and Fair Trade Act)
3. Equity Capital
A. New Issuance of Registered Form Common Stock
* No new issuance of registered form Common Stock in the last three years.

B. Convertible Bonds
[None]
C. Bonds with Warrant
[None]
4. Other information regarding Shares
A.	Total Number of Shares
(As of June 30, 2008)

Authorized Shares	Outstanding Shares
200,000,000	87,186,835
☐ Par value: Won 5,000 per share
B. Outstanding Shares
(As of June 30, 2008)

Type	Number of shares	Amount (thousand won)
Registered Common Shares	87,186,835	435,934,175
Total	87,186,835	435,934,175

*	Common stock in Balance sheet (482,403,125,000) and amount of face value (435,934,175,000) are not the same because of stock cancellation
C. Treasury Stock Holding and Cancellation
(1) Treasury Stock Holding and Cancellation
(Shares, As of June 30, 2008)

Method of purchase	Type	Beginning	Increased	Decreased	Cancelled	Balance
Direct	Registered Common	9,430,749	—	—	—	9,430,749
Special Money Trust		2,215,885	146,000	—	—	2,361,885
Total		11,646,634	146,000	—	—	11,792,634
*Change in treasury stock holding and cancellation after the 1H 2008 fiscal year
•	Treasury Stock Specific Money Trust Contract Renewal (May 12, 2008~May 11, 2009) : KRW 820,400 million won (Hana Bank, ShinHan Bank, NongHyup, DaeGu Bank)
(2) Stock Cancellations by profit
[None]

(3) Treasury Stock purchased under the Special Money Trust Contract
(Unit :KRW)

Items	Beginning	Increased	Decreased	Balance
Special Money Trust	550,000,000,000	—	—	550,000,000,000

*	Renewal of treasury stock special money trust contract
•	Hana Bank, Shinhan Bank, Nonghyup, Daegu Bank)

•	Renewing contract period: May 12, 2008 ~ May 11, 2009

•	Renewed contract amount: KRW 820,400 million (increased due to the sale of treasury stocks in the treasury stock fund and the interest income)
D. Shares held by ESOA (Employee Stock Ownership Association)
(Shares, As of June 30, 2008)

Type	Beginning	Balance
Registered Common	3,613,683	3,341,239
Total	3,613,683	3,341,239
E. Voting Rights
(Shares, As of June 30, 2008)

	Number of shares	Remarks
1. Number of outstanding shares	87,186,835
2. Shares without voting rights	*11,792,634	Treasury Stock
3. Shares with voting rights	75,394,201
F. Earnings and Dividend for The Past Three Fiscal Years
(Unit: Million Won)

	The 1H 41th	The 40th	The 39th
Net Profit	2,506,779	3,679,431	3,206,605
EPS (Won)	33,243	48,444	40,748
Profit available for dividend	—	19,669,809	17,133,466
Cash Dividend Paid	188,486	756,093	621,119
Pay-out Ratio	—	20.5%	19.4%
Dividend per share (Won)	2,500	10,000	8,000
Dividend Yield	—	1.76%	2.56%
* Change in Earnings and Dividend after the 1H 2008 fiscal year
•	July 18, 2008: Resolution of Interim Cash Dividend (KRW 2,500/share)

II. Business (Manufacturing)
1. Current Situation of POSCO
(1) Market Share
(Unit: million tons, %)

	Semi-annual for		Annual for		Annual for
	the 1H 41th Fiscal Year		the 40th Fiscal Year		the 39th Fiscal Year
Category	(2008.1H)	Market share	(2007)	Market share	(2006)	Market share
Crude steel production	27.5	100	51.6	100	48.4	100
POSCO	16.6	60	31.1	60	30.1	62
Others	10.9	40	20.5	40	18.3	38
(2) Characteristics of the Steel Market
•	The steel industry supplies materials to major export industries, including the automobile, shipbuilding, and electronics appliance industries.

•	Domestic sales represent 70% and export sales represent 30% of our total sales volume. (Major Export markets: China, Japan and east south Asia).

•	The company also maintains a made-to-order supply system and 70% level of direct transaction is based on actual demand to secure stable business operation.
(3) Current Situation and Prospect of New Businesses
•	Establishment of Steelworks in India
•	POSCO entered into a Memorandum of Understanding with Government of Orissa on 22nd of June, 2005 to construct an integrated steelworks and infrastructure necessary for the integrated steelworks and to develop iron ore captive mines.

•	Establishment of POSCO-India Private Limited (’05.8.25)

•	Equity participation on railroad construction project (`06.10)

•	Central government’s approval of environment impact assessment for port construction (`07.5)

•	Central government’s approval of environment impact assessment for steel mil construction (`07.7)

•	Beginning construction for plant entrance road (’07.8)

•	Acquired partial government land 193acre of 605acre) and Centre approved forest diversion(’07.10)

•	Individual Hearing in process by central government (’08.5)

•	Supreme Court’s final approval of forest diversion (’08.8)

2. Key Products and Raw Materials
A. Current Situation of Key Products
(Unit : one hundred million won)

Key
Business area	Source of sales	Items	Specific utility	brands	Sales (portion)
Steel production	Products	Hot rolled products	Steel pipes, shipbuilding, etc.	POSCO	56,172 (42%)
		Cold rolled products	Automobiles, Electronic appliances, etc.		54,673 (40%)
		STS	Silverware, steel pipes, etc		22,326 (16%)
	Others	Byproducts, etc.	Raw material for cement, etc.		2,188 ( 2%)
	Sales Discount				-118 (-0%)
Total					135,241(100%)
B. Price Trends of Key Products
(Unit: thousand won/ton )

		Semi-annual for the	Annual for the 40th	Annual for the 39th
		1H 41thFiscal Year	Fiscal Year	Fiscal Year
Items		(Jan. 1~June 30, 2008)	(Jan. 1~Dec.31, 2007)	(Jan. 1~Dec.31, 2006)
Hot-rolled	Domestic	690	574	553
Product	Export	737	580	515
Cold-rolled	Domestic	743	663	645
Product	Export	792	665	607
(1) Criteria for Calculation
•	Product items and objects for calculation: sale prices of standard hot-rolled product and cold-rolled product.

•	Unit and method for calculation: The average price of each product based on its total sales during the given period, including freight
(2) Factors of Price Fluctuations
•	Rising domestic prices and export prices in tune with rising International price due to the increasing raw materials price and the strong market.

C. Current Situation of Major Raw Materials
(Unit: hundred million won)

Purchase
Business	Type of			amount
area	purchase	Item	Specific use	(portion)	Remarks
Steel production	Raw materials	Iron ore	Iron ore for blast furnaces	22,373 (31.3%)	BHPB of Australia, Rio Tinto, VALE of Brazil
		Coal	Coking coal: Heat source for blast furnaces, Smokeless coal: Sintering fuel	23,172 (32.4%)	BMA of Australia, Rio Tinto, EVCC of Canada
		STS materials	Key materials for STS production	14,778 (20.7%)	Nickel, Fe-Cr, STS scrap iron, etc.
		Other minerals	Sub materials for iron making, steelmaking	11,154 (15.6%)	Iron material, Alloy iron, Nonferrous metal, Limestone, etc.
Total				71,477
D. Price Trends of Key Materials
(Unit: U$/ton)

Category	The 1H 41th Fiscal Year	The 40th Fiscal Year	The 39th Fiscal Year
Iron ore	94	52	47
Coal	300	98	116
Scrap iron	491	330	254
Nickel	27,230	37,230	24,287
☐ Criteria for Calculation
•	Iron ore (FOB): based on Australian Fine contractual price (Fe 64%)

•	Coal (FOB): based on Australian Premium LV HCC benchmark price

•	Scrap iron (CFR)

3. Production and Facilities
A. Production capacity
(Unit : Thousand Ton)

Items	The 1H 41th Fiscal Year	The 40th Fiscal Year	The 39th Fiscal Year
Pohang Works	7,500	14,300	13,300
Gwangyang Works	9,000	16,700	16,700
Total	16,500	31,000	30,000
B. Production and Capacity Utilization Rate

(1) Production	(Unit : Thousand Ton)

Items		The 1H 41th FY	The 40th FY	The 39th FY
Crude Steel	Pohang	7,354	13,659	12,600
	Gwangyang	9,292	17,405	17,453
Subtotal		16,646	31,064	30,053
HR Products	Pohang	1,611	3,101	2,513
	Gwangyang	2,635	5,054	6,255
CR Products	Pohang	881	1,332	1,113
	Gwangyang	2,366	4,375	4,484
Coated Steel	Pohang	151	318	442
	Gwangyang	2,023	3,641	3,145
PO	Gwangyang	1,213	2,178	1,729
Electrical Steel	Pohang	489	910	668
Plate	Pohang	2,319	3,816	3,635
Wire Rod	Pohang	998	2,006	1,853
STS	Pohang	751	1,598	1,899
Others	Pohang	280	442	486
	Gwangyang	358	956	682
Total Products		16,075	29,727	28,904
Pohang		7,480	13,523	12,609
Gwangyang		8,595	16,204	16,295

(2) Capacity Utilization Rate for 1H 2008 in terms of Crude Steel Production
(Unit : Thousand Ton)

Items	Capacity	Production	Utilization Rate
Pohang Works	7,500	7,354	98.1%
Gwangyang Works	9,000	9,292	103.2%
Total	16,500	16,646	100.9%
- Utilization Rate = Production/ Production Capacity.
C. Production Facilities

(1) Book Value of Fixed Assets	(Unit : Million Won)

		Beginning				Ending Book
Items		Book Balance	Increased	Decreased	Depreciation	Balance
Pohang	Land	385,526	—	112	—	385,414
	Building	1,152,685	48,948	1,353	40,968	1,159,312
	Structures	786,483	24,100	118	27,886	782,579
	Machinery & Equipment	4,611,086	308,617	6,407	457,404	4,455,892
	Vehicles	22,846	338	33	4,630	18,521
	Tools and Fixtures	10,275	2,638	1	3,284	9,628
	Furniture & Others	30,938	6,681	56	5,664	31,899
	Financial Lease Assets	10,829	—	—	319	10,510
Gwangyang	Land	474,824	21,660	-1	—	496,485
	Building	867,217	12,930	1,009	42,391	836,747
	Structures	687,213	8,992	424	30,098	665,683
	Machinery & Equipment	2,897,007	225,780	4,108	289,601	2,829,078
	Vehicles	5,883	507	—	951	5,439
	Tools and Fixtures	9,515	2,305	13	2,875	8,932
	Furniture & Others	7,181	6,250	4	2,003	11,424
(2) Major Capital Expenditures

(a) Investments under construction	(Unit : Hundred Million Won)

				Invested	Amount
			Total	Amount	to be
Items	Date	Project	Investment	(2008)	invested
Expansion	’07.04~’09.05	P)Installation of STS Continous tandem Rolling Mill	2,971	928 (569)	2,043
	’07.08~’09.08	P)Capacity expansion of Electrical Steel	2,828	578 (302)	2,250
	’07.10~’08.12	P)Installation of EGL	997	471 (324)	526
Rationalization	’07.10~’09.04	G)Capacity Expansion of #2 CR PCM	2,260	265 (192)	1,995
/Replacement	’06.11~’08.12	P)Production Increase of Plate Products	875	445 (206)	430
	’07,10~’09.02	G)Rationalization of Slag Granulation facility of the #2,3 Blast Furnace	372	114 (72)	258
Others			18,343	6,130 (2,605)	12,213
Total			28,646	8,931 (4,270)	19,715

(b) Planned investments	(Unit : Hundred Million Won)

		Planned investments
Location	Project	The 41th FY	The 42th FY	The 43th FY
Pohang	Expansion of Steel Making	3,119	8,734	1,427
	Improvement of Raw Material Processing	258	1,389	1,592
	Others	12,688	11,390	11,556
Gwangyang	Capacity Expansion of Plate	3,568	12,025	2,155
	Construction of the #5 Coke Plant and the #5 Sintering Plant	2,055	7,444	4,841
	Improvement of Raw Material Processing	70	151	781
	Others	10,326	8,679	11,516
Total		32,084	49,812	33,868
4. Sales

A. Breakdown of Steel Product Sales	(Unit: Hundred Million Won)

		The 1H 41th FY	The 1H 40th FY	The 40th FY
Items		(`08.1.1~6.30)	(`07.1.1~6.30)	(`07.1.1~12.31)
Hot Rolled Products	Domestic	46,480	33,764	70,944
	Export	9,692	9,108	17,115
	Total	56,172	42,872	88,059
Cold Rolled Products	Domestic	30,504	24,683	48,897
	Export	24,169	16,932	35,191
	Total	54,673	41,615	84,088
Stainless Steel	Domestic	14,602	20,032	31,947
	Export	7,724	9,263	14,689
	Total	22,326	29,295	46,636
Others	Domestic	1,801	1,499	3,527
	Export	387	3	4
	Total	2,188	1,502	3,531
Subtotal	Domestic	93,387	79,978	155,315
	Export	41,972	35,306	66,999
	Total	135,359	115,284	222,314
Discount		-118	-128	-247
Total		135,241	115,156	222,067

B. Marketing organization, channel and strategy
(1)	Organization

Hot Rolled Steel Sales Dept., API Steel Sales Dept., Plate Sales Dept., Wire Rod Sales Dept., Cold Rolled Steel Sales Dept., Plate Products Sales SCM Dept., Automotive Flat Products Sales Dept., Automotive Flat Products Export Dept., Coated Steel Sales Dept., Electrical Steel Sheet Sales Dept., Stainless Steel Division., Marketing Strategy Dept., Sales & Production Planning Dept., Sales Logistics Dept., Market Development Dept., Production Order & Process Dept., Technical Service Dept., Automotive Flat Products Service Dept.

(2)	Sales Channel
i)	Direct sales: POSCO sells directly to its customers

ii)	Indirect Sales
•	Domestic market: Sales agents, e-sales or POSTEEL

•	Overseas Market: Trading Companies
(3)	Sales Condition
•	Domestic Sales: Credit sales based on production to order or cash

•	Export Sales: Sales based on irrevocable Letter of Credit(L/C), Documents against Payments(D/P), Documents against Acceptance(D/A), Telegraphic Transfer (T/T)
(4)	Sales strategies
•	Reinforcement of global marketing
•	Raise partnership with core customers

•	Coordinate functions and roles of sales channel

•	Reinforce market forecasting & corresponding power
•	Promotion of Strategic Products
•	Extension of Strategic Products and Core Strategic Products Sales

•	Extension of development of High value steel new demand and Sales
•	Enhancement of cost-competitiveness
•	Setting up an optimal distribution system and improving service

•	Enhance productivity and efficiency of inventory management

5. Related to the Derivatives
A. Currency Forward Contracts

	Contracted			Contracted
Counterparty	Amount(USD)	Deal Date	Value Date	Exchange rate
BNP PARIBAS	25,000,000	2008-01-23	2008-01-28	947.60
CALYON	20,000,000	2008-01-23	2008-01-30	951.40
6. Important contracts

Contract	Date	Remarks
Investment Plan for Manganese mine in South Africa	’08.4	Plan to invest $200 million to buy a 13 percent stake in a Kalahari manganese mine in South Africa by joining an international consortium led by Pallinghurst
Signing MOU with Pohang-City for Waste-fuel Conversion Business	’08.5	Plan to construct facilities in Pohang by 2011 for selecting waste, making solid fuels and generating electric power Investment amount: KRW 28 billion (POSCO and its affiliates in sum)
Investment in MacArthur Coal Limited in Australia.	’08.7	Agreement with Ken Talbot Investments Pty. Ltd., to acquire a 10% stake in Macarthur Coal Limited for secure procurement of coal.
Investment in Asia Clean Energy (ACE) Fund	’08.7	Plan to invest KRW 20 billion in ACE fund for profits and carbon emission rights.

*	Refer to 6-K other important facts

7. Research & Development
A. R & D Organization

	Organization	Staff
In-house	Technology Development Department	93
	Environment &Energy Dept.	16
	Technical Research Laboratory (Group)	760
Independent	Research Institute of Industrial Science and Technology	381
	POSTECH	979

B. R&D Expenses	(Unit: Million Won)

	The 1H 41th FY	The 40th FY	The 39th FY
Raw Materials	24,130	49,552	42,234
Labor cost	21,077	38,635	34,261
Depreciation	17,216	32,822	28,059
Subcontract	68,613	96,200	93,068
Other Expense	56,363	104,425	67,987
Total	187,399	321,634	265,609
(R&D/Sales Ratio)*100	1.39%	1.45%	1.33%
8. Other information for investment decision making

A. Funding from domestic market	(Unit: Million Won)

Source	Beginning	Increase (Decrease)	Ending Balance
From Money Market	—	—	—
Banks	—	—	—
Others	45,100	—	45,100
From Capital Market	1,500,000	—	1,500,000
Bond (private)	—	—	—
Bond (public)	—	—	—
Others	—	—	—
Total	1,545,100	—	1,545,100
* Changes after the 1H 2008 Fiscal Year
•	Issued Commercial Paper worth KRW 300 billion (‘08.7)

•	Issued Corporate Bonds worth KRW 500 billion (‘08.8)

•	Overseas Issuance of Exchangeable Bonds into ADSs of SK Telecom. (The result of BOD Meeting of ‘08.7.18)
*	Item of Bond: Overseas Exchangeable Bonds

*	Securities Offered: Exchangeable Bonds Exchangeable into ADSs of SK Telecom

*	Total Issuing Amount by Face Value: JPY 52,795,000,000

*	Issuing Method: Euro (Public Offering)

*	Issuing Schedule
•	Contract Signing Date: August7, 2008

•	Settlement Date: Expected August19, 2008
*	Terms of Issuance
•	Maturity Date: August19, 2013 (5 years)

•	Investor Put Date: August19, 2011 (3 years)

•	Put Price: 101.51%

•	Coupon Rate: 0%

•	Yield-to-Maturity: 0.3%

•	Redemption Price: 101.51%

•	Guarantee is provided by POSCO to SPV on redemption on principal and other payments
*	Listing Exchange: Singapore Stock Exchange

*	Lead Manager: ABN-AMRO, CITI, Deutsche Bank, Goldman Sachs

B. Funding from overseas	(Unit: Million Won)

Source	Beginning	Increase (Decrease)	Ending Balance
Financial Institutions	91,726	100,383 (82,533)	109,576
Bond	1,128,307	182,428	1,310,735
Equity	—	—	—
Others	957	107	1,064
Total	1,220,990	282,918 (82,533)	1,421,375

*	Increases including gain/loss on foreign currency translation

III. Financial Statements
1. Summary of Unconsolidated Financial Statements
(Unit: million won)

Item	The 1H 41th FY	The 40th FY	The 39th FY	The 38th FY	The 37th FY
Current Assets	10,983,064	8,767,894	7,870,885	8,399,476	7,741,578
Quick Assets	6,131,155	5,546,615	5,136,181	5,680,632	5,632,896
Inventories	4,851,909	3,221,279	2,734,704	2,718,844	2,108,682
Fixed Assets	22,112,643	21,724,904	18,491,988	15,807,474	13,625,482
Investments Assets	8,463,287	8,165,314	5,658,395	4,501,880	3,919,904
Tangible Assets	13,357,704	13,201,649	12,466,116	10,898,679	9,203,062
Intangible Assets	184,079	211,975	229,418	277,893	363,244
Other Fixed Assets	107,573	145,966	138,059	129,022	139,272
Total Assets	33,095,707	30,492,798	26,362,873	24,206,950	21,367,060
Current Liabilities	3,684,277	2,811,807	1,746,904	3,776,633	3,221,400
Fixed Liabilities	3,132,809	3,177,759	2,824,311	919,860	2,035,816
Total Liabilities	6,817,086	5,989,566	4,571,215	4,696,493	5,257,216
Common Stock	482,403	482,403	482,403	482,403	482,403
Capital Surplus	4,172,391	4,160,785	4,002,107	3,929,037	3,834,311
Retained Earnings	23,708,455	21,768,227	18,743,894	16,173,776	12,864,139
Capital Adjustments	(-)2,822,783	(-)2,785,951	(-)1,740,677	(-)1,029,192	(-)750,131
Accumulated Other Comprehensive Income	738,155	877,768	303,931	(-)45,567	(-)320,878
Total Shareholders’ Equity	26,278,621	24,503,232	21,791,658	19,510,457	16,109,844
Sales	13,524,141	22,206,685	20,043,409	21,695,044	19,792,478
Operating Income	3,158,472	4,308,275	3,892,307	5,911,886	5,053,728
Net Income	2,506,779	3,679,431	3,206,605	3,994,565	3,826,016

2. Items to pay attention for use of Financial Statements
A.	Principles to write Financial Statements
The company prepared its Financial Statements in accordance with Generally Accepted Accounting Principle and Certified Public Accountant’s audit opinions on Financial Statements.
B.	Any violations against GAAP
(1)	Violations, which need to amend Financial Statements

[None]

(2)	Violations, which are not related with amendment of Financial Statements

[None]
3. Unconsolidated Financial Statements
A.	Balance Sheet

Refer to the attached the review report as of June 30, 2008

B.	Income Statements

Refer to the attached the review report as of June 30, 2008

C.	The Note in the Financial Statement

Refer to the auditor’s note in financial statement

D.	The Financial Statement before and after amended in this Fiscal Year

[None]

4. Consolidated Financial Statements

A. Summary for the Fiscal Years 2003 through 2007	(Unit: million won)

	The 40th FY	The 39th FY	The 38th FY	The 37th FY	The 36th FY
Current Assets	14,393,533	12,236,953	11,640,335	10,487,816	7,621,598
Quick Assets	9,491,517	8,218,748	7,847,742	7,422,294	5,553,227
Inventories	4,902,016	4,018,205	3,792,593	3,065,522	2,068,371
Fixes Assets	21,881,230	18,912,120	15,866,975	13,641,144	13,146,951
Investments Assets	5,239,026	3,239,689	2,877,288	2,428,279	2,419,709
Tangible Assets	15,581,765	14,643,120	12,271,710	10,440,291	9,845,776
Intangible Assets	570,779	557,082	453,709	496,315	474,496
Other Fixed Assets	489,660	472,229	264,268	276,259	406,970
Total Assets	36,274,763	31,149,073	27,507,310	24,128,960	20,768,549
Current Liabilities	6,624,615	5,082,295	5,881,563	4,995,018	4,171,918
Fixed Liabilities	4,532,408	3,665,036	1,752,070	2,747,886	3,347,064
Total Liabilities	11,157,023	8,747,331	7,633,633	7,742,904	7,518,982
Common Stock	482,403	482,403	482,403	482,403	482,403
Capital Surplus	4,176,592	4,035,273	3,991,409	3,895,378	3,828,773
Retained Earnings	21,767,302	18,863,333	16,168,892	12,851,118	9,875,080
Capital Adjustments	(-)2,727,147	(-)1,678,229	(-)965,433	(-)703,328	(-)854,098
Accumulated Other Comprehensive Income	784,933	209,754	(-)188,264	(-)447,406	(-)375,890
Minority Interest	633,657	489,208	384,670	307,891	293,299
Total Shareholders’ Equity	25,117,740	22,401,742	19,873,677	16,386,056	13,249,567
Total Sales	31,607,741	25,842,326	26,301,788	23,973,053	17,789,237
Operating Income	4,919,862	4,389,147	6,083,276	5,319,420	3,262,981
Net Income from Continuing Operations	3,677,964	3,353,082	4,006,993	3,841,264	2,017,000
Net Income	3,677,964	3,353,082	4,006,993	3,841,264	2,017,000
Consolidated Net Profit	3,558,660	3,314,181	4,022,492	3,814,225	1,995,983
Number of Consolidated Companies	63	52	47	38	35
B. Items to pay attention for use of Financial Statements
(1)	Principles for preparation of Financial Statements

The company prepared its Financial Statements in accordance with Generally Accepted Accounting Principle and applied each company’s final financial statements.

C. Consolidated Financial Statements
(1)	Consolidated Balance Sheet

Refer to the 40th Consolidated Financial Statements as of December 31, 2007

(2)	Consolidated Income Statements

Refer to the 40th Consolidated Financial Statements as of December 31, 2007
5. Divisional Financial Status
A.	Divisional Financial Information

[None]

B.	Regional Financial Information

[None]
6. Financial Statement before and after Merger & Acquisition
A.	The Overview of Consolidation

[None]

B.	Financial Statement before and after Consolidation

[None]

C.	Issues related Consolidation

[None]

IV. Current Situation on Corporate Governance and Company Affiliates
1. Overview of Corporate Governance
A.	Board of Directors
(1)	Board of Directors
Our board of directors has the ultimate responsibility for the management of our business affairs. Under our articles of incorporation, our board is to consist of six directors who are to also act as our Executive Directors and nine directors who are to be Independent Non-Executive Directors. Our shareholders elect both the Executive Directors and Independent Non-Executive Directors at a general meeting of shareholders. Candidates for Executive Directors are recommended to shareholders by the board of directors after the board reviews such candidates’ qualifications. Also, candidates for Independent Non-Executive Directors are recommended to the shareholders by a separate board committee consisting of three Independent Non-Executive Directors and one Executive Director (the “Director Candidate Recommendation Committee”) after the committee reviews such candidates’ qualifications. Any shareholder holding an aggregate of 0.5% or more of our outstanding shares with voting rights for at least six months may suggest candidates for executive directors and independent non-executive directors to the Director Recommendation Committee.
Our board of directors maintains the following six special committees:
•	Director Candidate Recommendation Committee;

•	Evaluation and Compensation Committee;

•	Finance and Operation Committee;

•	Executive Management Committee;

•	Audit Committee; and

•	Insider Trading Committee.

☐ Composition of special committees under the Board of Directors and their functions

Category	Composition	Directors	Major functions
Director Candidate Recommendation Committee	3 independent non-executive directors 1 executive director	Park, Won-Soon Sun, Wook Ahn, Charles Choi, Jong-Tae	- Evaluation of the qualifications of director candidates and recommendation of Independent non-executive director candidates
- Advance screening for nominating representative director and members of special committee(s)
Evaluation and Compensation Committee	4 independent non-executive directors	Park, Young-Ju Suh, Yoon-Suk Ahn, Charles Huh, Sung-Kwan	- To establish management succession and development plans
- To establish executives evaluation and compensation plan and to take necessary measures to execute such plans
- To pre-deliberate on remuneration and retirement allowance of directors
Finance & Operation Committee	3 independent non-executive directors 2 executive directors	Huh, Sung-Kwan Park, Young-Ju Park, Won-Soon Yoon, Seok-Man Lee, Dong-Hee	- Advance deliberation on crucial new investment in outside companies
- Advance deliberation on the revision and abolition of regulations regarding the operation of the Board of Directors
- Deliberation and resolution on financial matters, and on donations between 100 million and 1 billion won
Audit Committee	4 independent non-executive directors	Suh, Yoon-Suk Jeffrey D. Jones Sun, Wook Park, Sang-Yong	- Audit of corporate accounting and business operations - Creation of audit report on closing accounts, and reporting to the shareholders meeting
Insider Trading Committee	4 independent non-executive directors	Suh,Yoon-Suk Jeffrey D. Jones Sun, Wook Park, Sang-Yong	- Preliminary deliberation of internal transactions in accordance with the Monopoly Regulation and Fair Trade Act (exceeding KRW 10 billion in transaction amount)
- Make resolutions on internal transactions in accordance with the Monopoly Regulation and Fair Trade Act (between KRW 5 billion and 10 billion in transaction amount)
Executive Management Committee	6 executive directors	Lee, Ku-Taek Yoon, Seok-Man Chung, Joon-Yang Cho, Soung-Sik Lee, Dong-Hee Choi, Jong-Tae	- Advance deliberation on and approval of in- house investment schemes
- Deliberation on important subjects regarding hierarchical structure, development and adjustment of human resource
- Deliberation on important subjects regarding working policy, and changes to welfare

(2) Establishment and composition of the Director Candidate Recommendation and Evaluation Committee
•	Changed the name from the Director Candidate Recommendation Committee (March 17, 2000) to the Director Candidate Recommendation and Evaluation Committee (March 15, 2002)

•	Set up the Director Candidate Recommendation Committee. (March 12, 2004)
* Composition of the Director Candidate Recommendation Committee

Park, Won-Soon (Chairman)	Independent Non-Executive Director	<Satisfies the regulation requiring that more than 50% of directors should be from outside >
- Independent non-executive director (3), Executive directors (1):
Pursuant to 3 of Clause 16 under Article 191 in the Securities Exchange Act (Correspondingly applying 2 of Clause 5 of under Article 54 in the Securities Exchange Act)
Sun, Wook (member)	Independent Non-Executive Director
Ahn, Charles (member)	Independent Non-Executive Director
Choi, Jong-Tae (member)	Executive Director
(3) List of outside directors

Relation with
majority
Name	Experience	shareholder	Remarks
Suh, Yoon-Suk	- Professor at Ewha Womans’ Univ. - Former Head of the Business School at Ewha Womans’ Univ.)	None	President Board of Director
Park, Young-Ju	- CEO and President of Eagon Co. - Vice-President of the Federation of Korean Industries(FKI)	”
Jeffrey D. Jones	- American Lawyer at Kim&Jang Law Office - Former Chairman of the American Chamber of Commerce in Korea	”

Relation with
majority
Name	Experience	shareholder	Remarks
Park,Won-Soon	- Standing Chairman of the Hope Institute - Standing Chairman of the Beautiful Foundation - Chairman of Korea Human Rights Foundation	”
Sun, Wook	- Former President & CEO, Samsung Human Resources Development Center - Full-time counsellor, Samsung SDI	”
Ahn, Charles	- President & CEO, AhnLab, Inc. - Former president of Board of Director, AnLab Inc.	”
Huh, Sung-Kwan	- President Gwangju Institute Science & Technology - Former Professor at Dong-A Univ. - Former Minister of Gov’t Administration & Home Affairs	”
Park, Sang-Yong	- Professor at Yonsei Univ. - Former President of the Korea Securities Research Institute	”
(4) Whether a director is covered by damage liability insurance or not

Accumulated Payment
Name	(including this half-year)	Ceiling of Insurance	Remarks

All directors	4.14 billion won	50 billion won	- Since Feb. 22, 1999
* List of key activities of the Board of Directors (Jan. 1, 2008 — July 22, 2008)

Session	Date	Agenda	Approval
2008-1	Jan.10	1. Approval of Financial Statements for the 40th Fiscal Year & Convening Schedule of the 40th Annual General Meeting of Shareholders 2. Contribution Plan for In-House Labor Welfare Fund	All 2 cases Approved
2008-2	Jan.29	1. Agenda for the 40th Ordinary General Meeting of Shareholders 2. Executive Director Candidate Recommendation	All 2 cases Approved
2008-3	Feb.22	1. Appointment of Chairman of Board of Directors
2. Appointment of Positions for President and Executive Directors
3. Appointment of Special Committee Members
		4. Approval of Designation of Position for Executive Officer	All 4 cases Approved

Session	Date	Agenda	Approval
2008-4	Apr.18	1. Appointment of Chairman of Board of Directors
2. Appointment of Special Committee Members
3. Investment Plan for Manganese mine in South Africa with Pallinghurst
4. Plan for capital increase to improve Non Oriented Electric Steel Sheet of SHUNPO(POSCO-GD)
5. Construction of the #5 Coke Plant and the #5 Sintering Plant of Gwangyang Works
6. Investment Plan for improvement of Raw Material Processing
7. Contribution Plan for POSCO Educational Foundation
		8. Treasury Stock Specific Money Trust Contract Renewal	All 8 cases Approved
2008-5	Jul.18	1. Approval of Investment in MacArthur Coal Limited in Australia.
2. Plan for capital increase in Dalian POSCO-CFM Coated Steel Co., Ltd.
3. Approval of Selling the Securities of POSCO E&C
4. Investment in Asia Clean Energy (ACE) Fund
5. Asset Transfer to SNNC
6. FY2008 Interim Dividend Payout
7. Finance Plan in the Q3 2008
8. Overseas Issuance of Exchangeable Bonds
		9.Contribution Plan for POSCO TJ Park Foundation	7 cases Approved & Agenda #8,9 Modified
* Major activities of outside directors on the Board of Directors (Jan. 1, 2008 — July 22, 2008)

Session	Date	Number of participating outside directors	Remarks
2008-1	Jan.10	7persons	—
2008-2	Jan.29	9persons	—
2008-3	Feb.22	9persons	—
2008-4	Apr.18	7persons	—
2008-5	July 18	8persons	—
5) Composition of committees and their activities (Jan. 1, 2008 — July 22, 2008)
* Major activities of Director Candidate Recommendation Committee

Session	Date	Agenda	Approval
2008-1	Jan.28	1. Assessment of Qualifications of Executive Director 2. Assessment of Qualifications and Recommendation of Independent Non-Executive Directors	— Approved
2008-2	Feb.22	1. Approval of Designation of Position for Executive Officers 2. Appointment of Special Committee Members 3. Appointment of Positions for Executive Directors	— — —
2008-3	Apr.18	1. Appointment of Special Committee Members	—

* Major activities of Evaluation and Compensation Committee

Session	Date	Agenda	Approval
2008-1	Jan.10	Evaluation of '07 Management Result	—
* Major activities of Finance and Operation Committee

Session	Date	Agenda	Approval
2008-1	Jan.10	Contribution Plan for In-House Labor Welfare Fund	—
2008-2	Jan.29	Capital Increase and payment guarantees for POSAM	Approved
2008-3	Apr.18	1. Investment Plan for Manganese mine in South Africa with Pallinghurst 2. Plan for capital increase to improve Non Oriented Electric Steel Sheet of SHUNPO(POSCO-GD)	— —
2008-4	Jul.18	1. Approval of Investment in MacArthur Coal Limited in Australia. 2. Plan for capital increase in Dalian POSCO-CFM Coated Steel Co., Ltd. 3. Approval of Selling the Securities of POSCO E&C 4. Investment in Asia Clean Energy (ACE) Fund 5. Finance Plan in the Q3 2008 6. Overseas Issuance of Exchangeable Bonds	— —
* Major activities of Insider Trading Committee

Session	Date	Agenda	Approval
2008-1	Jan.10	1. Transfer Plan of Pohang CTS Operation Right to POSCO Terminal Co., Ltd. 2. Fair Trading Program Operating Result and Plan	Approved —
2008-2	Jan.28	Transfer Pohang Calcination Facilities to POSREC	Approved —
2008-3	Apr.17	1. Contribution Plan for POSCO Educational Foundation 2. Change of the Manager of Fair Trading Program	Approved
2008-4	Jul.17	1. Contribution Plan for POSCO TJ Park Foundation 2. Asset Transfer to SNNC 3. Compliance Program Operating Result in 1H 2008	— —

* Major activities of Executive Management Committee

Session	Date	Agenda	Approval
2008-1	Jan.22	Plan for the Site Formation of Coal Gas Operations	Disapproved
2008-2	Feb.26	3 Cases including Rationalization of Materials Process Facilities at Pohang and Gwangyang Works	Approved
2008-3	Mar.11	Construction of the #5 Coke Plant and #5 Sintering Plant of Gwangyang Works	—
2008-4	Mar.25	Investment Plan for improvement of Raw Material Processing	—
2008-5	Apr.22	1. Second improvement of #4 Blast Furnace of Pohang Works
2. Improvement of #4 Sintering Plant of Pohang Works and Construction of Selective Granulator of Fine Iron Ore
3. Plan for the Site Formation of Coal Gas Operations
		4. Plan for technology sales to overseas investment corporation	All 4 Cases Approved
2008-6	May.27	1. Completion of Flue gas Cleaning System of #1,2 Sintering Plant in Pohang Works
2. Enlargement of a Building of Baekun Mountain Education Centre
		3. Suspension of Alteration of Entry in the Register of Shareholders for Interim Dividend Payment	All 3 Cases Approved
2008-7	Jun.24	1. Change of Investment Plan for Improvement of #1 Steel Making Line and Mending Energy Facilities 2. Gwangyang Works Greening Project	All 2 Cases Approved
2008-8	July.22	1. Participating in Iron Ore Project 2. Plan for securing the land in India	All 2 Cases Approved
B. Audit Committee
Under Korean law and our articles of incorporation, we are required to have an Audit Committee. The Audit Committee may be composed of three or more directors; all members of the Audit Committee must be Outside Directors. Audit Committee members must also meet the applicable independence criteria set forth under the rules and regulations of the Securities Exchange Act. Members of the Audit Committee are elected by the shareholders at the ordinary general meeting of shareholders. We currently have an Audit Committee composed of four Independent Non-Executive Directors. Members of our Audit Committee are Yoon-Suk Suh (committee chair), Jeffrey D. Jones, Wook Sun and Sang-Yong Park.

The duties of the Audit Committee include:
•	Engaging independent auditors;

•	Approving independent audit fees;

•	Approving audit and non-audit services;

•	Reviewing annual financial statements;

•	Reviewing audit results and reports, including management comments and recommendations;

•	Reviewing our system of controls and policies, including those covering conflicts of interest and business ethics;

•	Reviewing and approving all related party transactions; and

•	Examining improprieties or suspected improprieties.
In addition, in connection with Ordinary meetings of Shareholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the board of directors at each general meeting of stockholders. Our internal and external auditors report directly to the Audit Committee. The committee holds regular meetings at least once each quarter, and more frequently as needed.
* Composition of the Audit Committee (auditors)

Name	Experience	Qualifications	Remarks

Suh, Yoon-Suk	Professor of the Business School at Ewha Womans’ Univ	Satisfies requirements in the articles of incorporation	Chairman

Jeffrey D. Jones	American Lawyer at Kim&Jang Law Office

Sun, Wook	Former President & CEO, Samsung Human Resources Development Center

Park, Sang-Yong	Professor of the Business School at Yonsei Univ.
* Major activities of the audit committee (auditors)

Session	Date	Agenda	Approval
2008-1	Jan.10	• Report Agendas - Reporting of operations of the Internal Audit System in 2007	3 members Participating
2008-2	Jan.28	• Deliberation Agendas
  - Assessment of operations of the Internal Audit System in 2007
  - Results of the audit of account for the 40th Fiscal Year
  - Appointment of External Auditor
• Report Agendas
		- Overview Results of the audit of account for the 40th FY by External Auditor	Approved

Session	Date	Agenda	Approval
2008-3	Feb.22	• Deliberation Agenda - Appointment of Internal Audit Manager	Approved
2008-4	Apr.17	• Deliberation Agenda
  - Approval of Audit and Non-Audit Services to POSCO and POSCO’s subsidiaries
• Report Agendas
  - Results of the audit of account for the 1Q 41th Fiscal Year
  - Reporting the 40th Fiscal Year results of the audit of Consolidated and US GAAP finance statements
		- Operating Plan in 2008	Approved
2008-5	July.17	• Deliberation Agenda
  - Result and Plan of IFRS non-audit service
  - Approval of not-audit service for issuance of exchangeable bonds.
• Report Agendas
  - Results of the audit of account for the 1H 41th Fiscal Year
		- Reporting of operations of the Internal Audit System for the 1H 41th Fiscal Year	Approved
C. Voting Rights by Shareholders
(1)	Whether to Adopt the Cumulative Voting System

☐ Introduced the Cumulative Voting System at the 36th ordinary general meeting of shareholders on March 12, 2004.

(2)	Whether to Adopt Voting by Mail

☐ Introduced the Voting-by-Mail System at the 36th Ordinary General meeting of shareholders on Mar. 12, 2004.

(3)	Execution of Voting Rights by Minority Shareholders

[None]
D. Compensation of Directors and Officers
(1)	Current situation of salary to directors (including outside directors) and members of the Audit Committee (auditors)

Ceiling amount
		approved at	Average payment per
	Total payment	shareholders	person
Category	(1H 2008)	Meeting	(1H 2008)	Remarks
Executive Director	2,252 million won	6 billion won	375million won
Independent Non-Executive Director	256 million won		32million won	Including 4 members of Audit Committee
Total	2,508 million won		179million won

(2) List of Stock Options Presented to Executives
(As of June 30, 2008)

		Number of Share
Date of Grant	Name	Grant	Exercise	Remaining	Exercising Period	Exercising Price
Jul 23, 2001	Ku-Take Lee	45,184	45,184	0	July 24, 2003
	Tae-Hyun Hwang	9,037	9,037	0	~July 23, 2008	KRW 98,900
	Dong-Jin Kim	9,037	9,037	0
	Chin-Choon Kim	9,037	9,037	0
	Jong-Tae Choi	9,037	9,037	0
	Jae-Young Chung	2,259	0	2,259
	Jong-Won Lim	2,259	0	2,259
	Woo-Hee Park	2,259	1,200	1,059
Apr. 27, 2002	Chang-Ho Kim	9,316	931	8,385	April 28, 2004
	Chang-Kwan Oh	9,316	3,931	5,385	~ April 27, 2009	KRW 136,400
Sep.18 2002	Suk-Man Youn	11,179	6,000	5,179	Sep. 19, 2004
	Young-Tae Keon	9,316	931	8,385	~Sep. 18, 2009	KRW 116,100
Apr. 26, 2003	Kim,E. Han	2,401	0	2,401	April 27, 2005
	Dong-Jin Kim	1,921	192	1,729	~April 26, 2010	KRW102,900
	Tae-Hyun Hwang	1,921	192	1,729
	Youn Lee	1,921	192	1,729
	Seong-Sik Cho	1,921	192	1,729
	Jong-Tae Choi	1,921	192	1,729
	Hyun-Shik,Chang	9,604	9,604	0
	Oh-Joon, Kwon	9,604	8,604	1,000
	Dong-Hwa, Chung	9,604	5,960	3,644
	Jin-Il, Kim	9,604	9,492	112
	Dong-Hee, Lee	9,604	5,960	3,644
	Sang-Young, Lee	9,604	5,460	4,144
Jul. 23, 2004	Ku-Taek Lee	49,000	0	49,000	July 24, 2006
	Kyeong-Ryul Ryoo	4,900	0	4,900	~July 23, 2011	KRW 151,700
	Suk-Man Youn	7,840	0	7,840
	Dong-Jin Kim	7,840	0	7,840
	Youn Lee	7,840	0	7,840
	Joon Yang Chung	4,900	0	4,900
	Young Ju Park	1,862	0	1,862
	Yoon Suk Suh	1,862	500	1,362
	Keel Sou Chung	9,800	0	9,800
	Sang Wook Ha	9,800	0	9,800
	Sang Young Kim	9,800	0	9,800
	Young Suk Lee	9,800	0	9,800
	Sang Myun Kim	9,800	7,000	2,800
	Kun Soo Lee	9,800	1,000	8,800
	Ki Chul Shin	9,800	0	9,800
	Kyu Jeong Lee	9,800	5,000	4,800
	Byung Ki Jang	9,800	1,800	8,000
Apr. 28, 2005	Jong Doo Choi	2,000	0	2,000	April 29, 2007
	Nam Suk Hur	2,000	0	2,000	~April 28, 2012	KRW 194,900
	Jun Gil Cho	10,000	0	10,000
	Yong Ghul Yoon	10,000	0	10,000
	Noi Ha Cho	10,000	0	10,000
	Wook Sun	2,000	0	2,000
	Charles Ahn	2,000	0	2,000
Total		409,110	155,665	253,445

*	The Stock Option Program was terminated at the 38th Ordinary General Meeting of Shareholders(`06.2.24)

POSCO
Non-Consolidated Financial Statements
June 30, 2008
(With Independent Accountants’ Review Report Thereon)

Independent Accountants’ Review Report
Based on a report originally issued in Korean
The Board of Directors and Shareholders of
POSCO:
We have reviewed the accompanying non-consolidated balance sheet of POSCO (the “Company”) as of June 30, 2008, and the related non-consolidated statements of income for the three-month and six-month periods ended June 30, 2008, and changes in shareholders’ equity and cash flows for the six-month period ended June 30, 2008. These non-consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these non-consolidated financial statements based on our review. The accompanying non-consolidated statements of income of the Company for the three-month and six-month periods ended June 30, 2007, changes in shareholders’ equity and cash flows for the six-month period ended June 30, 2007, were reviewed by Samil PricewaterhouseCoopers whose report thereon dated July 31, 2007, stated that they were not aware of any material modifications that should be made to these statements in order for them to be in conformity with generally accepted accounting principles in the Republic of Korea.
We conducted our review in accordance with the Review Standards for Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. These Standards require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review consists principally of inquiries of company personnel and analytical procedures applied to financial data and, thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.
Based on our review, nothing has come to our attention that causes us to believe that the non-consolidated financial statements referred to above are not presented fairly, in all material respects, in accordance with accounting principles generally accepted in the Republic of Korea.
The non-consolidated balance sheet as of December 31, 2007, and the related non-consolidated statements of income, appropriation of retained earnings, changes in shareholders’ equity and cash flows for the year then ended, which are not accompanying this report, were audited by Samil PricewaterhouseCoopers, whose report thereon dated February 11, 2008, expressed an unqualified opinion on those statements. The accompanying non-consolidated balance sheet as of December 31, 2007, presented for comparative purposes, is not different from that included in the audited financial statement noted above in all material respects.

The following matters may be helpful to the readers in their understanding of the financial statements:
As discussed in note 2 to the non-consolidated financial statements, accounting principles and review standards and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to review such non-consolidated financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying non-consolidated financial statements are for use by those knowledgeable about Korean accounting procedures and review standards and their application in practice.
Seoul, Korea
July 28, 2008
This report is effective as of July 28, 2008, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying non-consolidated financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

POSCO
Non-Consolidated Balance Sheets
As of June 30, 2008 and December 31, 2007
(Unaudited)

(in millions of Won)	2008		2007

Assets
Cash and cash equivalents (note 3)	~~W~~	740,659	691,034
Short-term financial instruments (note 3)		1,662,748	1,443,301
Trading securities (note 6)		990,807	1,239,290
Current portion of held-to-maturity securities (note 7)		142,000	191,995
Trade accounts and notes receivable, net of allowance for doubtful accounts (notes 4 and 21)		2,418,495	1,894,850
Inventories (note 5)		4,851,910	3,221,279
Other accounts and notes receivable, net of allowance for doubtful accounts (notes 4 and 21)		95,742	48,777
Other current assets, net of allowance for doubtful accounts (note 11)		80,703	37,368

Total current assets		10,983,064	8,767,894

Property, plant and equipment at cost (notes 8 and 22)		34,767,144	33,881,421
Less accumulated depreciation		(21,409,440)	(20,679,772)

Property, plant and equipment, net		13,357,704	13,201,649

Investment securities, net (notes 7 and 10)		8,460,256	8,163,412
Intangible assets, net (notes 9 and 22)		184,079	211,975
Long-term trade accounts and notes receivable, net of allowance for doubtful accounts (note 4)		23,233	19,365
Long-term financial instruments (note 3)		40	47
Other long-term assets, net of allowance for doubtful accounts (note 11)		87,331	128,456

Total non-current assets		22,112,643	21,724,904

Total assets	~~W~~	33,095,707	30,492,798

See accompanying notes to non-consolidated financial statements.

3

POSCO
Non-Consolidated Balance Sheets
As of June 30, 2008 and December 31, 2007
(Unaudited)

(in millions of Won)	2008		2007

Liabilities
Trade accounts and notes payable (note 21)	~~W~~	1,435,490	632,047
Short-term borrowings (note 12)		98,648	81,293
Current portion of long-term debt, net of discount on debentures issued (notes 12 and 13)		509,596	432,134
Accrued expenses		125,950	87,949
Other accounts payable (note 21)		509,747	595,046
Withholdings		34,087	27,131
Income tax payable		724,294	823,723
Deferred income tax liabilities (note 19)		180,493	96,673
Other current liabilities (notes 15 and 21)		65,970	35,810

Total current liabilities		3,684,275	2,811,806

Long-term debt, net of current portion and discount on debentures issued (note 13)		2,347,650	2,240,879
Accrued severance benefits, net (note 14)		217,333	225,405
Deferred income tax liabilities (note 19)		440,751	557,749
Other long-term liabilities		127,076	153,727

Total liabilities		6,817,085	5,989,566

Shareholders’ Equity
Capital stock		482,403	482,403
Capital surplus		4,172,391	4,160,785
Capital adjustments, net		(2,822,783)	(2,785,951)
Accumulated other comprehensive income		738,155	877,768
Retained earnings		23,708,456	21,768,227

Total shareholders’ equity		26,278,622	24,503,232

Total liabilities and shareholders’ equity	~~W~~	33,095,707	30,492,798

See accompanying notes to non-consolidated financial statements.

4

POSCO
Non-Consolidated Statements of Income
For the three-month and six-month periods ended June 30, 2008 and 2007
(Unaudited)

	For the three-month period			For the six-month period
	ended June 30			ended June 30
(in millions of Won, except share information)	2008		2007	2008	2007

Sales (notes 21 and 22)	~~W~~	7,457,958	5,814,619	13,524,141	11,515,624
Cost of goods sold (notes 21 and 24)		5,201,934	4,244,265	9,707,640	8,514,419

Gross profit		2,256,024	1,570,354	3,816,501	3,001,205
Selling and administrative expenses (note 18)		371,203	322,894	658,030	641,096

Operating profit		1,884,821	1,247,460	3,158,471	2,360,109

Non-operating income
Interest income		41,687	24,913	82,527	48,922
Dividend income		14,068	10,723	69,249	43,047
Gain on valuation of trading securities		—	—	9,351	7,678
Gain on disposal of trading securities		15,853	16,622	26,295	27,976
Gain on disposal of property, plant and equipment		2,738	2,717	4,362	6,570
Gain on foreign currency transactions		67,257	14,398	112,184	32,696
Gain on foreign currency translation		—	52,375	5,095	32,669
Equity in earnings of equity method accounted investments (note 7)		141,812	199,297	316,929	404,641
Reversal of allowance for doubtful accounts		7,636	—	7,636	—
Gain from disposal of held-for-sale assets		6,441	4,151	24,094	4,151
Others		21,551	11,022	48,130	43,218

		319,043	336,218	705,852	651,568

Non-operating expenses
Interest expense		28,660	25,904	56,894	46,544
Other bad debt expense		—	92	4,296	3,119
Loss on valuation of trading securities		1,060	2,912	—	—
Loss on foreign currency transactions		79,959	16,886	123,624	36,299
Loss on foreign currency translation		13,948	—	204,000	888
Donations		72,915	22,222	73,002	89,284
Loss on disposal of property, plant and equipment		11,809	14,338	22,355	21,174
Equity in losses of equity method accounted investments (note 7)		39,759	11,125	75,272	28,299
Others		16,106	22,194	25,344	39,668

		264,216	115,673	584,787	265,275

Income before income taxes		1,939,648	1,468,005	3,279,536	2,746,402
Income tax expense (note 19)		464,082	355,081	772,757	651,174

Net income (note 23)	~~W~~	1,475,566	1,112,924	2,506,779	2,095,228

Basic earnings per share (note 20)	~~W~~	19,571	14,721	33,243	27,463

See accompanying notes to non-consolidated financial statements.

5

POSCO
Non-Consolidated Statements of Changes in Shareholders’ Equity
For the six-month periods ended June 30, 2008 and 2007
(Unaudited)

	Common		Capital	Capital	Accumulated Other	Retained
(in millions of Won)	Stock		Surplus	Adjustments	Comprehensive Income	Earnings	Total

Balance as of January 1, 2007	~~W~~	482,403	3,934,588	(1,670,690)	301,463	18,743,894	21,791,658
Cumulative effect of changes in accounting policy		—	67,519	(69,987)	2,468	—	—
Dividends		—	—	—	—	(465,557)	(465,557)
Net income		—	—	—	—	2,095,228	2,095,228
Changes in capital surplus of equity method accounted investments		—	(5,422)	—	—	—	(5,422)
Acqusition of treasury stock		—	—	(988,693)	—	—	(988,693)
Disposal of treasury stock		—	101,912	201,866	—	—	303,778
Gain on valuation of available-for-sale securities, net		—	—	—	311,987	—	311,987
Changes in capital adjustment arising from equity method accounted investments		—	—	—	49,714	—	49,714

Balance as of June 30, 2007	~~W~~	482,403	4,098,597	(2,527,504)	665,632	20,373,565	23,092,693

	Common		Capital	Capital	Accumulated Other	Retained
(in millions of Won)	Stock		Surplus	Adjustments	Comprehensive Income	Earnings	Total

Balance as of January 1, 2008	~~W~~	482,403	4,160,785	(2,785,952)	877,769	21,768,227	24,503,232
Dividends		—	—	—	—	(566,552)	(566,552)
Net income		—	—	—	—	2,506,781	2,506,781
Changes in capital surplus of equity method accounted investments		—	11,606	—	—	—	11,606
Acqusition of treasury stock		—	—	(36,831)	—	—	(36,831)
Loss on valuation of available-for-sale securities, net		—	—	—	(372,899)	—	(372,899)
Changes in capital adjustment arising from equity method accounted investments		—	—	—	233,285	—	233,285

Balance as of June 30, 2008	~~W~~	482,403	4,172,391	(2,822,783)	738,155	23,708,456	26,278,622

See accompanying notes to non-consolidated financial statements.

6

POSCO
Non-Consolidated Statements of Cash Flows
For the six-month periods ended June 30, 2008 and 2007
(Unaudited)

(in millions of Won)	2008		2007

Cash flows from operating activities
Net income	~~W~~	2,506,779	2,095,228
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization		945,255	813,788
Accrual of severance benefits		93,054	64,177
Gain on valuation of trading securities, net		(9,351)	(7,678)
Gain on disposal of trading securities, net		(26,295)	(27,976)
Loss on disposal of property, plant and equipment, net		17,993	14,604
Loss on derivative transactions, net		—	7,556
Equity in earnings of equity accounted investments, net		(241,657)	(376,342)
(Reversal of) stock compensation expense		(10,780)	65,621
Loss (gain) on foreign currency translation, net		200,247	(32,017)
Loss on disposal of notes receivable		3,515	8,695
Provision for (reversal of) allowance for doubtful accounts		(3,340)	3,120
Gain from disposal of held-for-sale assets		(24,094)	—
Others		3,161	1,945

		947,708	535,493

Changes in Operating assets and liabilities

Increase in trade accounts and notes receivable		(525,271)	(142,440)
Increase in other accounts and notes receivable		(50,313)	(3,810)
Increase in accrued income		(12,061)	(373)
Increase in prepaid expenses		(29,389)	(34,059)
Increase in inventories		(1,630,630)	(428,839)
Increase in trade accounts and notes payable		792,441	49,074
Increase (decrease) in other accounts payable		(85,678)	96,341
Increase (decrease) in accrued expenses		29,790	(103,075)
Increase (decrease) in income tax payable		(99,429)	64,553
Payment of severance benefits		(39,001)	(11,548)
changes in deferred income tax assets and liabilities		34,654	(5,838)
Increase in severance benefits trust		(62,130)	(59,456)
Dividends from equity method accounted investment		47,032	65,208
Others, net		37,788	25,356

		(1,592,197)	(488,906)

Net cash provided by operating activities	~~W~~	1,862,290	2,141,815

See accompanying notes to non-consolidated financial statements.

7

POSCO
Non-Consolidated Statements of Cash Flows
For the six-month periods ended June 30, 2008 and 2007
(Unaudited)

(in millions of Won)	2008		2007

Cash flows from investing activities
Disposal of short-term financial instruments	~~W~~	1,518,323	435,030
Disposal of trading securities		4,109,128	5,240,292
Maturity of available-for-sale securities		119,995	—
Disposal of available-for-sale securities		509	—
Disposal of held-for-sale assets		71,666	20,714
Disposal of property, plant and equipment		6,382	23,513
Disposal of equity method accounted investments		8,606	24,101
Acquisition of short-term financial instruments		(1,726,966)	(847,962)
Acquisition of trading securities		(3,825,000)	(4,585,000)
Acquisition of available-for-sale securities		(11,758)	(882,048)
Acquisition of equity method accounted investments		(295,410)	(138,299)
Acquisition of held-to-maturity securities		(80,000)	—
Acquisition of other non-current assets		(4,338)	(12,651)
Acquisition of property, plant and equipment		(1,079,468)	(1,061,190)
Acquisition of intangible assets		(8,535)	(19,042)
Cost for removal of property, plant and equipment		(10,695)	(11,793)
Others		(1,661)	(126)

Net cash used in investing activities		(1,209,222)	(1,814,461)

Cash flows from financing activities
Proceeds from short-term borrowings		90,660	200,000
Proceeds from issuance of debentures		—	497,952
Proceeds from treasury stock		—	342,434
Acquisition of treasury stock		(36,832)	(988,693)
Repayment of short-term borrowings		(81,293)	—
Repayment of long-term debts		(1,239)	(5,149)
Payment of cash dividends		(566,552)	(465,558)
Others		(8,187)	(5,283)

Net cash used in financing activities		(603,443)	(424,297)

Net increase (decrease) in cash and cash equivalents		49,625	(96,943)

Cash and cash equivalents
Cash and cash equivalents at beginning of the year		691,034	512,421

Cash and cash equivalents at end of the year	~~W~~	740,659	415,478

See accompanying notes to non-consolidated financial statements.

8

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2008
(Unaudited)
1.	The Company

POSCO (the “Company”) was incorporated on April 1, 1968, under the Commercial Code of the Republic of Korea to manufacture and sell steel rolled products and plates in the domestic and overseas markets. The Company owns and operates two steel plants in Korea. Annual production capacity is 33,000 thousand tons: 15,000 thousand tons at the Pohang mill, and 18,000 thousand tons at the Gwangyang mill. The shares of the Company have been listed on the Korea Stock Exchange since 1988. The Company’s head office is located in Pohang, Korea, and it also operates internationally through six of its overseas liaison offices.

Under its Articles of Incorporation, the Company is authorized to issue 200 million shares of common stock with a par value of ~~W~~5,000 per share. The Company retired 2,891,140, 2,807,690, 1,815,640 and 1,779,320 shares of treasury stock with the approval of the Board of Directors on August 25, 2001, November 20, 2002, July 22, 2003, and October 19, 2004 respectively. Accordingly, total shares issued are 87,186,835 as of June 30, 2008.

As of June 30, 2008, the shares of the Company are listed on the Korea Stock Exchange, while its depository receipts are listed on the New York, Tokyo and London Stock Exchanges.

2.	Summary of significant accounting policies

Basis of presentation

The Company maintains its accounting records in Korean Won and prepares statutory non-consolidated financial statements in the Korean language in conformity with accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying non-consolidated financial statements have been condensed, restructured and translated into English from the Korean language non-consolidated financial statements.

The accounting policies were consistently applied for the non-consolidated financial statements both as of and for the six-month period ended June 30, 2008 and as of and for the year ended December 31, 2007 except for the application of the revised Statement of Korea Accounting Standards (SKAS) No. 15, Equity Method Investments, effective January 1, 2008.

In accordance with the revised SKAS No. 15, Equity Method Investments, the Company reclassified the difference between the acquisition cost of minority interest of subsidiaries and book value of net assets transferred recorded in accumulated other comprehensive income to capital surplus (or capital adjustment), as appropriate. As required under the transition requirements, the revised standard was adopted retrospectively and thus the beginning balance of capital surplus, capital adjustment and accumulated other comprehensive income has been adjusted as of January 1, 2007 in the non-consoliated statement of changes in shareholders’ equity. Adoption of this standard did not result in any change to reported non-consolidated net income or total non-consolidated shareholders’ equity of prior periods. The details of reclassification were as followings:

	2005			2006		2007
(in millions of Won)	Unadjusted		Adjusted	Unadjusted	Adjusted	Unadjusted	Adjusted
Capital surplus-other	~~W~~	242,700	292,437	297,986	365,505	473,217	524,184
Capital adjustments, net-other		—	(69,987)	—	(69,987)	—	(69,987)
Accumulated other comprehensive income-changes in capital adjustment arising from equity method accounted investments	~~W~~	42,400	62,650	(5,200)	(2,732)	170,363	189,383

9

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2008
(Unaudited)
3.	Cash and Cash Equivalents, and Financial Instruments

Cash and cash equivalents, short-term and long-term financial instruments as of June 30, 2008 and December 31, 2007 are summarized as follows:

(in millions of Won)	Annual Interest Rate	2008		2007

Cash and cash equivalents
Checking accounts	—	~~W~~	1,545	1,539
Money market deposit accounts	5.10		75,800	103,800
Money market trust	5.16 ~ 5.45		131,400	—
Time deposits	5.35 ~ 5.60		100,000	—
Time deposits in foreign currency	3.00 ~ 3.48		211,914	215,692
Repurchase agreement	5.15 ~ 6.11		220,000	370,000
Others	—		—	3

		~~W~~	740,659	691,034

Short-term financial instruments
Ordinary deposits (*1)	0.50		4,037	5,140
Time deposits	5.47 ~ 6.10		710,000	540,000
Specified money in trust	—		58,711	135,231
Certificates of deposit	5.50 ~ 7.06		850,000	747,930
Repurchase Agreement	5.58 ~ 5.71		40,000	15,000

		~~W~~	1,662,748	1,443,301

Long-term financial instruments

Guarantee deposits for opening accounts (*2)	—	~~W~~	40	47

(*1)	In relation to projects outsourced to POSCO by the government, these deposits are restricted in use.

(*2)
The Company is required to provide deposits amounting to ~~W~~40 million and ~~W~~47 million as of June 30, 2008 and December 31, 2007, respectively, to maintain checking accounts and accordingly, the withdrawal of these deposits is restricted.

10

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2008
(Unaudited)
4.	Accounts and Notes Receivable

Accounts and notes receivable, and their respective allowance for doubtful accounts as of June 30, 2008 and December 31, 2007 are summarized as follows:

(in millions of Won)	2008		2007

Trade accounts and notes receivable	~~W~~	2,420,431	1,896,352
Less: Allowance for doubtful accounts		(1,936)	(1,502)

	~~W~~	2,418,495	1,894,850

Other accounts and notes receivable	~~W~~	128,364	77,104
Less: Allowance for doubtful accounts		(32,622)	(28,327)

	~~W~~	95,742	48,777

Long-term trade accounts and notes receivable	~~W~~	27,218	31,831
Less: Allowance for doubtful accounts		(3,985)	(12,466)

	~~W~~	23,233	19,365

5.	Inventories

Inventories as of June 30, 2008 and December 31, 2007 are as follows:

(in millions of Won)	2008		2007

Finished goods	~~W~~	626,311	490,817
By-products		4,832	5,377
Semi-finished goods		1,141,108	862,831
Raw materials		1,241,234	770,572
Fuel and materials		448,134	416,608
Materials-in-transit		1,389,610	674,429
Others		681	645

	~~W~~	4,851,910	3,221,279

6.	Trading Securities

Trading securities as of June 30, 2008 and December 31, 2007 are summarized as follows:

	2008				2007
(in millions of Won)	Acqusition Cost		Fair Value	Book Value	Book Value

Beneficiary certificates	~~W~~	980,000	990,807	990,807	1,239,290

11

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2008
(Unaudited)
7.	Investment Securities
(a)	Available-for-sale securities as of June 30, 2008 and December 31, 2007 are summarized as follows:

(in millions of won)	2008		2007

Available-for-sale securities
Marketable equity securities	~~W~~	3,186,231	3,680,054
Non-marketable equity securities		115,019	138,036
Investments in bonds		152	124
Equity investments		500	500

	~~W~~	3,301,902	3,818,714

(b)	Investments in marketable equity securities as of June 30, 2008 and December 31, 2007 are as follows:

	2008								2007
(in millions of won)	Number of	Percentage of	Acquisition		Fair		Book		Book
Company	Shares	Ownership (%)	Cost		Value		Value		Value

SK Telecom Co., Ltd.(*1)	4,297,549	5.29	~~W~~	1,208,677	~~W~~	827,569	~~W~~	827,569	~~W~~	1,061,740
Hana Financial Group Inc.	4,663,776	2.20		29,998		187,717		187,717		235,054
Nippon Steel Corporation	238,352,000	3.50		719,622		1,345,567		1,345,567		1,374,491
Hyundai Heavy Industries	1,477,000	1.94		343,505		478,548		478,548		653,572
Hanil Iron & Steel Co., Ltd.	206,798	10.14		2,413		7,331		7,331		5,811
HISteel Co., Ltd.	135,357	9.95		1,609		3,804		3,804		2,430
Moonbae Steel Co., Ltd.	1,849,380	9.02		3,588		7,379		7,379		8,230
Dong Yang Steel Pipe Co., Ltd.	1,564,250	2.45		3,911		2,425		2,425		2,831
Korea Line Corporation	217,373	1.89		8,067		38,258		38,258		35,867
Shinhan Financial Group Inc.	3,815,676	0.96		219,467		180,481		180,481		204,139
SeAH Steel Corp.	540,000	10.11		18,792		35,910		35,910		26,028
Thainox Stainless Public Company Limited	1,200,000,000	15.00		42,301		43,707		43,707		46,243
Union Steel Co., Ltd.	1,005,000	9.80		40,212		27,535		27,535		23,618

			~~W~~	2,642,162	~~W~~	3,186,231	~~W~~	3,186,231	~~W~~	3,680,054

(*1)	1,955,978 shares of SK Telecom Co., Ltd., have been pledged as collateral related to exchangeable bonds (note 12).
(c)	Held-to-maturity as of June 30, 2008 and December 31, 2007 are as follows:

(in millions of won)	2008		2007

Held-to-maturity	~~W~~	173,495	223,434
Less: Current portion		(142,000)	(191,995)

	~~W~~	31,495	31,439

12

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2008
(Unaudited)
(d)	Equity method accounted investments as of June 30, 2008 and December 31, 2007 are as follows:

		Percentage of			2007		Increase(Decrease)				2008
(in millions of won)	Number of	Ownership					Equity Method		Other Increase
Investees(*1)	Shares	(%)	Acqusition Cost		Book Value		Profit(Loss)		(Decrease)(*2)		Book Value
POSCO E&C Co., Ltd.	27,281,080	89.53	~~W~~	365,789	~~W~~	657,107	~~W~~	94,708	~~W~~	67,676	~~W~~	819,491
Posteel Co., Ltd.	17,155,000	95.31		113,393		283,509		(7,411)		6,771		282,869
POSCON Co., Ltd.	3,098,610	88.04		49,822		46,261		8,870		(2,247)		52,884
POSCO Coated & Color Steel Co., Ltd.	3,412,000	56.87		82,017		155,769		(8,764)		(14,648)		132,357
POSCO Machinery & Engineering Co., Ltd.	1,700,000	100.00		17,052		27,005		2,947		2,188		32,140
POSDATA Co., Ltd.	50,440,720	61.85		52,749		95,191		(6,978)		(722)		87,491
POSCO Research Institute	3,800,000	100.00		19,000		23,196		1,016		—		24,212
Seung Kwang Co., Ltd.	2,737,000	69.38		28,408		28,916		333		—		29,249
POSCO Architects & Consultants Co., Ltd.	230,000	100.00		1,043		9,972		3,196		200		13,368
POSCO Specialty Steel Co., Ltd.	26,000,000	100.00		260,000		487,376		56,675		(2,438)		541,613
POSCO Machinery Co., Ltd.	1,000,000	100.00		10,000		11,264		1,263		—		12,527
POSTECH Venture Capital Corp.	5,700,000	95.00		28,500		36,792		798		(940)		36,650
eNtoB Corporation(*4)	560,000	17.50		2,800		4,163		172		7		4,342
POSCO Refractories & Environment Co., Ltd. (POSREC)	3,544,200	60.00		41,210		74,627		6,523		(2,590)		78,560
POSCO Terminal Co., Ltd.	2,550,000	51.00		12,750		18,172		(2,233)		—		15,939
POSMATE Co., Ltd.	214,286	30.00		7,233		9,531		1,312		(407)		10,436
Samjung Packing & Aluminum Co., Ltd.(*4)	270,000	9.00		2,714		5,138		1,219		(74)		6,283
POSCO Power Corp.	40,000,000	100.00		597,170		618,048		8,325		(4,081)		622,292
SNNC Co., Ltd.	18,130,000	49.00		90,650		89,516		(3,464)		—		86,052
PNR Corporation	5,467,686	70.00		27,338		—		205		27,338		27,543
POSCO America Corporation (formerly “ Pohang Steel America Corporation”)	354,531	99.45		297,221		86,093		8,190		61,810		156,093
POSCO Australia Pty. Ltd. (POSA)	761,775	100.00		37,352		199,968		10,560		2,403		212,931
POSCO Asia Co., Ltd.(POA)	9,360,000	100.00		7,425		19,380		2,648		2,981		25,009
VSC POSCO Steel Corporation(VPS)(*3)	—	35.00		4,758		4,750		4,901		(367)		9,284
Dalian POSCO-CFM Coated Steel Co., Ltd.(*3)	—	30.00		7,189		1,657		1,071		553		3,281
POS-Tianjin Coil Center Co., Ltd.(*3,4)	—	10.00		653		926		295		200		1,421
Zhangjiagang Pohang Stainless Steel Co., Ltd.(*3)	—	58.60		234,204		338,703		30,328		12,426		381,457
Guangdong Pohang Coated Steel Co., Ltd.(*3)	—	83.66		26,297		17,313		10,293		4,157		31,763
POSCO Thailand Co., Ltd.	12,721,734	85.62		39,677		9,696		1,636		28,129		39,461
Myanmar POSCO Steel Co., Ltd.	13,440	70.00		2,192		2,612		872		337		3,821
KOBRASCO	2,010,719,185	50.00		32,950		40,509		15,803		12,332		68,644
POSCO Investment Co., Ltd.	5,000,000	100.00		53,189		67,036		688		7,557		75,281
Poschrome (Proprietary) Limited	21,675	25.00		4,859		5,056		874		(3,455)		2,475
Guangdong Xingpu Steel Center Co., Ltd.(*3.4)	—	10.50		927		1,454		(347)		292		1,399
POS-Hyundai Steel Manufacturing India Private Limited(*4)	2,345,558	10.00		1,057		1,363		94		30		1,487
POSVINA Co., Ltd. (*3)	—	50.00		1,527		2,096		473		(43)		2,526
POSMMIT Steel Centre SDN BHD	6,882,189	38.60		6,666		4,587		1,658		4,815		11,060
PT POSMI Steel Indonesia(*4)	1,193	9.47		782		803		57		92		952
Qingdao Pohang Stainless Steel Co., Ltd.(*3)	—	70.00		71,462		51,257		1,989		32,104		85,350
POSCO (Suzhou) Automotive Processing Center Co., Ltd.(*3)	—	90.00		31,023		30,181		8,037		6,500		44,718
POSCO-China Holding Corp.(*3)	—	100.00		165,233		173,158		20,404		38,175		231,737
POSCO-Japan Co., Ltd.	90,438	100.00		50,558		45,878		3,364		13,225		62,467
POSCO-India Private Ltd.	225,000,000	100.00		52,627		49,386		105		1,065		50,556

13

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2008
(Unaudited)

		Percentage of			2007		Increase(Decrease)				2008
(in millions of won)	Number of	Ownership					Equity Method		Other Increase
Investees(*1)	Shares	(%)	Acqusition Cost		Book Value		Profit(Loss)		(Decrease)(*2)		Book Value
POS-India Steel Processing Centre Pvt. Ltd.	74,787,080	65.00		17,017		12,160		(5,707)		7,653		14,106
POSCO-Foshan Steel Processing Center Co.,Ltd.(*3)	—	44.67		9,408		8,545		2,353		1,777		12,675
Nickel Mining Company	3,234,698	49.00		157,585		200,622		(28,406)		38,339		210,555
POSCO-Vietnam Co., Ltd.(*3)	—	100.00		198,578		146,421		(1,187)		60,558		205,792
POSCO-Mexico Co., Ltd.	1,062,255,320	81.81		117,950		21,078		(2,736)		108,865		127,207
POSS Delhi Steel Processing Centre Pvt. Ltd.	42,532,980	76.40		9,089		10,759		(783)		250		10,226
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd.(*3)	—	24.00		6,718		7,128		268		1,340		8,736
POSCO Vietnam Processing Center Co.,Ltd (*3)	—	80.00		8,192		7,893		(595)		446		7,744
BX STEEL POSCO Cold Rolled Sheet Co.,Ltd.(*3)	—	25.00		61,961		63,238		2,374		9,686		75,298
POSCO Malaysia SDN. BHD.(*6)	16,200,000	60.00		16,202		—		(4,949)		15,406		10,457
POSCO-SK Steel (Pinghu) Processing Center Co., Ltd.(*3,5)	—	20.00		1,869		—		31		2,209		2,240
POSCO Poland Wroclaw Steel Processing Center Co., Ltd.(*5)	30,000	30.00		3,803		—		(744)		4,839		4,095
POSCO Chongqing Automotive Processing Center Co.,Ltd.(*3,5)	—	90.00		6,201		—		(577)		6,866		6,289
POSCO-SAMSUNG Slovakia Steel Processing Center Co., Ltd.(*3,5)	—	30.00		1,794		—		(390)		2,332		1,942
POSCO-Wuhu Processing Center Co., Ltd.(*3)	—	68.57		10,026		—		—		10,026		10,026

			~~W~~	3,565,859	~~W~~	4,313,259	~~W~~	241,657	~~W~~	571,943	~~W~~	5,126,859

(*1)	The Company used the unaudited or unreviewed financial statements of all these companies when applying the equity method of accounting.

(*2)
Other increase (decrease) represents the changes in investment securities primarily due to acquisitions (disposals), dividends received, valuation gain or loss on equity method accounted investments, changes in retained earnings and others.

(*3)	No shares have been issued in accordance with the local laws or regulations.

(*4)	Equity method of accounting is applied as the Company has significant influence on investees directly or indirectly through is affiliates by owning more than 20% of outstanding shares of investees.

(*5)	Those securities were reclassified from available-for-sales securities to equity method accounted investments as total assets of each investee are greater than ~~W~~7,000 million as of June 30, 2008.

(*6)
Acquisition cost of this investee consist of ~~W~~1,749 million of common stock and ~~W~~14,453 of preferred stock. The carrying amount of common stock was reduced to zero due to the equity in loss of the investee. The remaining equity in loss in the amount of ~~W~~3,996 was applied to reduce the carrying amount of preferred stock.

For the six-month periods ended June 30, 2008 and 2007, amortization of goodwill amounted to ~~W~~13,346 million and ~~W~~13,196 million, respectively, and the elimination of the unrealized profit from intercompany transactions less realized profit amounted to ~~W~~60,525 million.

14

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2008
(Unaudited)
8.	Property, Plant and Equipment
(a)	Changes in property, plant and equipment for the six-month period ended June 30, 2008 are as summarized follows:

	Beginning
(in millions of Won)	Balance		Acquisition		Disposal		Others (*1)		Depreciation (*2)		Ending Balance

Land	~~W~~	860,350	~~W~~	—	~~W~~	(111)	~~W~~	21,660	~~W~~	—	~~W~~	881,899
Buildings		2,019,902		—		(2,362)		61,878		(83,359)		1,996,059
Structures		1,473,696		—		(542)		33,092		(57,984)		1,448,262
Machinery and equipment		7,508,093		—		(10,515)		534,397		(747,005)		7,284,970
Vehicles		28,729		—		(33)		845		(5,581)		23,960
Tools		19,790		—		(14)		4,943		(6,159)		18,560
Furniture and fixtures		38,119		—		(60)		12,931		(7,667)		43,323
Finance lease assets		10,829		—		—		—		(319)		10,510
Construction-in-progress		1,242,141		1,079,468		—		(671,448)		—		1,650,161

	~~W~~	13,201,649	~~W~~	1,079,468	~~W~~	(13,637)	~~W~~	(1,702)	~~W~~	(908,074)	~~W~~	13,357,704

(*1)	Represents assets transferred to intangible assets.

(*2)	Includes depreciation expense of temporarily idle assets due to routine maintenance.
(b)	The Company’s expenditures in relation to construction-in-progress for the expansion of Gwangyang No. 14 storage unit amounted to ~~W~~1,079,468 million for the six-month period ended June 30, 2008.
(c)
Construction-in-progress includes capital investments in Gwangyang No. 2 Minimill. Through a resolution of the Board of Directors in May 1998, the construction on the Minimill was temporarily suspended due to the decline in the economy in the Republic of Korea and the Asia Pacific region. The continuing unstable economic condition and related decrease in sales price of products, resulting in the deterioration in profitability, drove the management’s operation committee to cease the construction of the No. 2 Minimill in April 2002, and to use the buildings for the Tailor Welded Blank (“TWB”) project designed to manufacture custom-made automobile body panels. The Company previously recognized impairment losses on the construction-in-progress in Gwangyang No. 2 Minimill amounting to ~~W~~469,581 million and reclassified related machinery held to be disposed of in the future as non- current assets as of December 31, 2004. In June 2006, the Company entered into an initial contract with Al-Tuwairqi Trading & Contracting Establishment in Saudi Arabia to sell the No. 2 Minimill equipment for an estimate of US$ 96 million. As of June 30, 2008, property, plant and equipment including the remaining Gwangyang No. 2 Minimill equipment reclassified to held-for-sale assets amounted to ~~W~~25,898 million.

15

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2008
(Unaudited)
9.	Intangible Assets

Intangible assets, net of amortization, as of June 30, 2008 and December 31, 2007 are as follows:

(in millions of Won)	2008		2007

Intellectual property rights	~~W~~	2,052	1,514
Port facilities usage rights		121,804	130,596
Other intangible assets(*1)		60,223	79,865

	~~W~~	184,079	211,975

(*1)	The Company capitalized costs directly related to the Enterprise Resource Planning (ERP) system and process innovation as other intangible assets.
10.	Pledged assets

As of June 30, 2008, held-to-maturity securities amounting to ~~W~~31,495 million was provided as collateral to the Gyungsangbuk-do office as guarantee for environmental remediation of POSCO No. 4 disposal site.

1,955,978 shares, equivalent to 17,603,801 ADRs of SK Telecom Co., Ltd. have been pledged as collateral for the exchangeable bonds issued (note 12).

Guarantees provided by third parties on behalf of the Company as of June 30, 2008 and December 31, 2007 were as follows:

(in millions of Won)	2008				2007

Korea Development Bank	EUR	4,918,766	~~W~~	8,101	EUR	5,236,941	~~W~~	7,234

16

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2008
(Unaudited)
11.	Other Assets

Other current and non-current assets as of June 30, 2008 and December 31, 2007 are as follows:

(in millions of Won)	2008		2007

Other current assets
Short-term loans receivable	~~W~~	14	14
Accrued income		42,803	30,743
Prepaid expenses		35,384	5,995
Advanced payments		2,350	248
Others		152	368

		80,703	37,368

Other long-term assets
Guarantee deposits		1,265	975
Held-for-sale assets (Note 8)		25,898	69,633
Other investment assets		60,199	57,877

		87,362	128,485
Less: Allowance for doubtful accounts		(31)	(30)

	~~W~~	87,331	128,455

12.	Short-Term Borrowings and Current Portion of Long-Term Debt

Short-term borrowings as of June 30, 2008 and December 31, 2007 are as follows:

(in millions of Won)	Annual Interest Rate	2008		2007

Short-term borrowings
Foreign currency borrowings	3.29~4.31	~~W~~	98,648	81,293
Current portion of long-term debt as of June 30, 2008 and December 31, 2007 are as follows:

(in millions of Won)	Annual Interest Rate	2008		2007

Current portion of long-term debt
Exchangeable bonds (*1)	—	~~W~~	506,820	430,182
Foreign currency borrowings in won equivalent	4.60		1,885	1,600
Loans from foreign financial institutions	2.00		1,048	879

			509,753	432,661
Less: Discount on debentures issued			(157)	(527)

		~~W~~	509,596	432,134

17

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2008
(Unaudited)
(*1)	Details of exchangeable bonds as of June 30, 2008 are as follows:

Issuance date:	August 20, 2003
Maturity date:	August 20, 2008
Rate:	Interest rate of zero percent
Face value:	JPY 51,622,000,000
Issuance price:	JPY 51,880,110,000
Exchangeable price:	JPY 2,932.44/ADR
Exercise call period by bondholders:	Commencing ten business days following the issuance date until ten business days prior to maturity date
Exercise put period by POSCO:	Exactly three years following the payment date
On August 20, 2003, POSCO sold 15,267,837 ADRs of SK Telecom Co., Ltd. to Zeus (Cayman), a tax-exempt entity formed under the laws of the Cayman Islands. Zeus (Cayman) then issued zero-coupon, guaranteed and exchangeable bonds amounting to JPY51,622 million which are due in 2008, and are fully and unconditionally guaranteed by POSCO. POSCO may elect to pay the holder cash in lieu of delivering SK Telecom Co., Ltd. ADRs (the “Cash Settlement Option”). The number of ADRs the bondholders are entitled to receive will be calculated by dividing the aggregate principal amount of the bonds to be exchanged by the exchangeable price. Under the Cash Settlement Option, such holder is entitled to receive the cash equivalent of the market value of ADRs upon exercise. These bonds are non-interest bearing and are exchangeable with SK Telecom Co., Ltd. ADRs at the option of the bondholder. The transaction between the POSCO and Zeus (Cayman) is deemed to be a borrowing transaction under generally accepted accounting principles in the Republic of Korea. From 2004 to 2008, in compliance with the terms of the exchangeable bonds, dividends earned by Zeus (Cayman) from the SK Telecom Co., Ltd. ADRs were used to purchase additional 2,335,964 ADRs which brought down the exchangeable bond price to JPY 2,932.44/ADR.
13.	Long-Term Debt
(a)	Debentures as of June 30, 2008 and December 31, 2007 are as follows:

(in millions of Won)	Issue date		Maturity		Annual Interest Rate	2008		2007

Domestic debentures	3/28/2006	~	3/28/2011	~	4.66 - 5.26	~~W~~	1,500,000	1,500,000
	5/11/2007		5/11/2012
Samurai Bonds	6/28/2006		6/28/2013		2.05		490,895	416,665
Euro Bonds	8/10/2006		8/10/2016		5.88		313,020	281,460
Exchangeable bonds(*1)	8/20/2003		8/20/2008		—		506,820	430,182

							2,810,735	2,628,307
Less: Current portion							(506,820)	(430,182)
Discount on debentures issued							(10,424)	(11,258)

						~~W~~	2,293,491	2,186,867

(*1)	The Company issued exchangeable bonds on August 20, 2003. The bonds can be exchanged with SK Telecom Co., Ltd.’s ADRs (note 12).

18

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2008
(Unaudited)
(b)	Long-term domestic borrowing as of June 30, 2008 and December 31, 2007 are as follows:

(in millions of Won)	Annual Interest Rate (%)		2008	2007

Korea Resources Corporation	Representive-Borrowing Rate(*1) -2.25%	~~W~~	45,100	45,100

(*1)	Indexed to the average yield of 3-year government bond which is rounded off to the nearest 0.25%.
(c)	Long-term foreign currency borrowing as of June 30, 2008 and December 31, 2007 are as follows:

(in millions of Won)	Annual Interest Rate (%)	2008		2007

Korea National Oil Corporation(*1)	Representive-Borrowing Rate -2.25%	~~W~~	1,064	957
Development Bank of Japan	4.60		2,827	3,200

			3,891	4,157
Less: Current portion			(1,885)	(1,600)

		~~W~~	2,006	2,557

(*1)	The borrowing is related to the exploration of gas fields in the Aral Sea (note 16).
(d)	Loans from foreign financial institutions as of June 30, 2008 and December 31, 2007 are as follows:

(in millions of Won)	Annual Interest Rate (%)	2008		2007

NATIXIS	2.00	~~W~~	8,101	7,234
Less: Current portion			(1,048)	(879)

		~~W~~	7,053	6,355

19

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2008
(Unaudited)
(e)	Aggregate maturities of long-term debt as of June 30, 2008 are as follows:

					Foreign		Loans from
(in millions of Won)			Domestic		Currency		Foreign Financial
June 30,	Debentures		Borrowings		Borrowings		Institutions		Total

2008	~~W~~	506,820	~~W~~	—	~~W~~	1,885	~~W~~	1,048	~~W~~	509,753
2009		200,000		—		942		1,048		201,990
2010		800,000		—		—		1,048		801,048
2011		500,000		3,005		—		1,048		504,053
Thereafter		803,915		42,095		1,064		3,909		850,983

	~~W~~	2,810,735	~~W~~	45,100	~~W~~	3,891	~~W~~	8,101	~~W~~	2,867,827

14.	Severance Benefits

Changes in the retirement and severance benefits for the six-month period ended June 30, 2008 and the year ended December 31, 2007 are as follows:

(in millions of Won)	2008		2007

Estimated severance benefits at beginnig of period	~~W~~	682,686	572,445
Provision for severance benefits		93,054	134,632
Payment		(39,001)	(24,391)

Estimated severance benefits at end of period	~~W~~	736,739	682,686

Transfer to National Pension Fund		(84)	(89)
Deposit for severance benefits trust		(519,322)	(457,192)

Net balance at end of period	~~W~~	217,333	225,405

15.	Other Current Liabilities

Other current liabilities as of June 30, 2008 and December 31, 2007 are as follows:

(in millions of Won)	2008		2007

Advances received	~~W~~	38,574	24,754
Unearned revenue		2,750	1,579
Dividend payable		4,051	4,120
Others		20,595	5,357

		65,970	35,810

20

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2008
(Unaudited)
16.	Commitments and Contingencies
(a)	As of June 30, 2008, contingent liabilities for outstanding guarantees provided by the Company for the repayment of loans of related companies and others are as follows:

		Guaranteed		Won Equivalent
	Financila Institution	Facility amount		(in millions)

Related companies
POSINVEST	Bank of Tokyo-Mitsubishi	US$	42,000,000	~~W~~	114,620
		MYR	180,000,000
		CNY	87,000,000

Zhangjiagang Pohang Stainless Steel Co., Ltd.	Bank of China and others	US$	199,925,000		208,602

					323,222

Others
DC Chemical Co., Ltd.	E1 Co., Ltd.	~~W~~	640		640
The Siam United Steel Co. Ltd.	Japan Bank for International	US$	2,559,960		2,671
Zeus (Cayman)	Related creditors	JPY	51,622,000,000		506,820
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.	Bank of China and others	US$	16,420,000
		CNY	293,070,000		61,697
Zhongyue POSCO (Qinhuangdao)	Industrial & Commercial
Tinplate Industrial Co., Ltd.	Bank of China	US$	10,200,000
	Bank of China	CNY	81,600,000		23,051

					594,879

				~~W~~	918,101

(b)
As of June 30, 2008, the Company issued two blank promissory notes to Korea Resources Corporation as collateral for borrowings, and issued three blank promissory notes to Korea National Oil Corporation as collateral for foreign currency borrowings.

(c)
As of June 30, 2008, the Company acquired certain tools and equipment under operating lease agreements from Macquarie Capital Korea Company Limited and others. The Company’s rent expense with respect to these lease agreements, amounted to ~~W~~2,696 million and ~~W~~2,528 million for the six-month periods ended June 30, 2008 and 2007, respectively. Future lease payments under these lease agreements are as follows:

(in millions of Korean won)
Period	Amount

2008	~~W~~	2,594
2009		3,453
2010		1,301

	~~W~~	7,348

21

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2008
(Unaudited)
(d)
In January 2007, the Company entered into a finance lease contract acquiring a ro-ro ship for the exclusive use of transporting plates for ~~W~~11,466 million, equivalent to 90 % of fair value of the ship price, to be redeemed over 12 years.

(e)
The Company is involved in various lawsuits and claims for alleged damages aggregating to ~~W~~2,474 million as of June 30, 2008 which arose in the ordinary course of business. The Company is unable to predict the possible outcome of the above claims. However, in the opinion of management, the foregoing lawsuits and claims will not have a material adverse effect on the Company’s financial position, operating results or cash flows. No provision is recorded in connection with the above lawsuits and claims as of June 30, 2008.

(f)
The Company entered into long-term contracts to purchase iron ore, coal, nickel and chrome with minimum annual purchase requirements. These contracts generally have terms of five to ten years and provide for periodic price adjustments to market price. As of June 30, 2008, 386 million tons of iron ore and 76 million tons of coal remained to be purchased under such long-term contracts.

(g)
On July 1, 2004, the Company entered into an agreement with Tangguh LNG Consortium in Indonesia regarding the commitment to purchase 550 thousand tons of LNG annually for 20 years commencing in August 2005. This agreement provides for periodic price adjustments to market price up to the ceiling price as provided in the agreement.

(h)
The Company has a bank overdraft agreement with Woori Bank and others amounting to ~~W~~300,000 million as of June 30, 2008. In addition, the Company entered into a credit purchase loan agreement for credit lines of up to ~~W~~200,000 million and ~~W~~75,000 million in short-term borrowings.

(i)
As of June 30, 2008, the Company has an agreement with Woori Bank and others to open letters of credit, documents against acceptance and documents against payment amounting to US$920 million and US$130 million in foreign short-term borrowings.

(j)
The outstanding balance of accounts receivable in foreign currency sold to financial institutions as of June 30, 2008 amounted to US$104 million for which the Company is contingently liable upon default.

(k)
The Company entered into a foreign currency borrowing agreement of up to US$6.86 million with Korea National Oil Corporation (“KNOC”) related to the exploration of gas fields in the Aral Sea. The repayment obligation is subject to results of the exploration. If the exploration fails, the Company will be exempt from all or portion of the repayment obligation. If it succeeds, a portion of the project income is payable to KNOC.

22

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2008
(Unaudited)
17.	Stock Appreciation Rights

The Company granted stock options to its executive officers in accordance with the stock option plan approved by the Board of Directors. The details of the stock options granted are as follows:

	1st Grant		2nd Grant		3rd Grant		4th Grant		5th Grant		6th Grant		Total

Before the modifications(*)
Number of shares		498,000 shares		60,000 shares		22,000 shares		141,500 shares		218,600 shares		90,000 shares	1,030,100 shares
Exercise price	~~W~~	98,400 per share	~~W~~	135,800 per share	~~W~~	115,600 per share	~~W~~	102,900 per share	~~W~~	151,700 per share	~~W~~	194,900 per share
After the modifications(*)
Grant date		July 23, 2001		April 27, 2002		September 18, 2002		April 26, 2003		July 23, 2004		April 28, 2005
Exercise price	~~W~~	98,900 per share	~~W~~	136,400 per share	~~W~~	116,100 per share	~~W~~	102,900 per share	~~W~~	151,700 per share	~~W~~	194,900 per share
Number of shares granted		453,576 shares		55,896 shares		20,495 shares		135,897 shares		214,228 shares		90,000 shares	970,092 shares
Number of shares cancelled		19,409 shares		—		—		—		—		—	19,409 shares
Number of shares exercised		428,590 shares		42,126 shares		6,931 shares		112,307 shares		55,284 shares		52,000 shares	697,238 shares
Number of shares outstanding		5,577 shares		13,770 shares		13,564 shares		23,590 shares		158,944 shares		38,000 shares	253,445 shares
Exercise period		July 24, 2003		April 28, 2004		Sept. 19, 2004		April 27, 2005		July 24, 2006		April 29, 2007
		~ July 23, 2008		~ April 27, 2009		~ Sept. 18 2009		~ April 26, 2010		~ July 23, 2011		~ April 28, 2012

(*)
The Company changed the number of shares granted and the exercise price, as presented above, in accordance with the resolutions of the Board of Directors on April 26, 2003, October 17, 2003 and October 22, 2004.

Expense related to stock appreciation rights granted to executives incurred for the six-month period ended June 30, 2008 are as follows:

(in millions of Won)	1st Grant		2nd Grant	3rd Grant	4th Grant	5th Grant	6th Grant	Total

Cumulative expense in prior periods	~~W~~	60,825	14,050	7,837	35,145	88,823	34,000	~~W~~	240,680
Current period expense		(872)	(510)	(502)	(1,609)	(5,881)	(1,406)		(10,780)

	~~W~~	59,953	13,540	7,335	33,536	82,942	32,594	~~W~~	229,900

23

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2008
(Unaudited)
18.	Selling, General and Administration Expenses

Details of selling, general and administrative expenses for the three-month and six-month periods ended June 30, 2008 and 2007 were as follows:

	For the three-month period			For the six-month period
	ended June 30			ended June 30
(in millions of Won)	2008		2007	2008	2007

Selling expenses	~~W~~	192,041	151,427	369,883	292,662
Fees and charges		32,743	32,865	64,039	61,177
Salaries and wages		21,922	20,697	44,528	41,406
Advertising		24,194	21,833	40,397	42,186
Research and development		18,328	5,088	24,659	18,920
Depreciation (notes 8 and 22)		3,901	4,302	7,877	8,657
Amortization (notes 9 and 22)		4,209	4,757	7,185	8,310
Rent		5,463	5,477	10,588	11,183
Other employee benefit		19,513	16,431	37,197	33,230
Provision for severance benefits		4,917	3,723	13,339	11,406
Supplies		410	404	2,952	3,069
Travel		4,139	3,636	6,895	6,504
Training		5,042	5,735	8,791	8,938
Repairs		2,366	2,101	4,475	4,222
Communications		1,923	1,620	3,945	3,178
Vehicle maintenance		1,261	1,278	2,529	2,551
Taxes and dues		1,253	951	2,395	1,924
Entertainment		1,441	1,175	2,549	1,947
Subscriptions and printing		414	638	969	1,256
Utilities		226	229	462	429
Insurance		1,947	1,215	3,620	2,236
Stock compensation expense (note 17)		18,265	32,207	(10,780)	65,621
Miscellaneous		5,285	5,105	9,536	10,084

	~~W~~	371,203	322,894	658,030	641,096

19.	Income Taxes
(a)	The components of income tax expense for the six-month periods ended June 30, 2008 and 2007 are summarized as follows:

(in millions of Won)	2008		2007

Current income taxes	~~W~~	737,720	683,581
Deferred income taxes		(29,314)	114,734
Items charged directly to shareholders’ equity		64,351	(147,141)

	~~W~~	772,757	651,174

24

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2008
(Unaudited)
(b)
The effective tax rate, after adjustments for certain differences between amounts reported for financial accounting and income tax purposes, was approximately 23.56% and 23.71% for the six-month periods ended June 30, 2008 and 2007, respectively.

(c)	Changes in temporary differences and deferred income taxes for the six-month period ended June 30, 2008 are as follows:

	Accumulated temporary differences								Deferred income tax
(in millions of Won)	Dec. 31, 2007		Adjustments		Inc. (dec.)		June 30, 2008		Dec. 31, 2007		Inc. (dec.)		June 30, 2008
			(*1)						(*1)

Reserve for special repairs	~~W~~	(301,751)	~~W~~	—	~~W~~	9,174	~~W~~	(292,577)	~~W~~	(82,982)	~~W~~	2,523	~~W~~	(80,459)
Allowance for doubtful accounts		19,484		(330)		(9,057)		10,097		5,267		(2,491)		2,776
Reserve for technology developments		(1,071,667)		—		175,833		(895,834)		(294,708)		48,354		(246,354)
Dividend income from related companies		366,233		—		47,032		413,265		100,714		12,933		113,647
Depreciation expense		(151,035)		2,423		(60,802)		(209,414)		(40,868)		(16,721)		(57,589)
Valuation of equity method investments(*2)		(1,423,440)		12,284		(516,079)		(1,927,235)		(305,807)		(107,557)		(413,364)
Prepaid expenses		34,422		—		31,350		65,772		9,466		8,621		18,087
Impairment loss on property, plant, equipment		374,053		—		(351,673)		22,380		102,865		(96,710)		6,155
Gain on foreign currency translateion		—		—		198,905		198,905		—		54,699		54,699
Gain on valuation of available-for-sale securities		(1,228,045)		—		244,558		(983,487)		(337,712)		67,254		(270,458)
Loss on valuation of available-for-sale securities		278,548		—		269,785		548,333		76,601		74,191		150,792
Others		443,132		(331)		(57,390)		385,411		116,606		(15,782)		100,824

	~~W~~	(2,660,066)	~~W~~	14,046	~~W~~	(18,364)	~~W~~	(2,664,384)	~~W~~	(650,558)	~~W~~	29,314	~~W~~	(621,244)

(*1)	The adjustments reflect the effect of the finalized tax assessment for the year ended December 31, 2007 and as a result, the deferred income tax balances as of December 31, 2007 has been adjusted.

(*2)
As the Company is unlikely to dispose of its investee shares or receive dividend within five years, the income tax effect of ~~W~~150,532 million in 2008 is not recognized as it is more likely that the deferred tax asset will not be realized.

(d)	The gross balances of deferred tax assets and liabilities as of June 30, 2008 are as follows:

(in millions of Won)	Current		Non-current

Deferred tax assets	~~W~~	46,883	592,008
Deferred tax liabilities		(227,376)	(1,032,759)

Total	~~W~~	(180,493)	(440,751)

25

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2008
(Unaudited)
20.	Earnings Per Share
(a)	Basic earnings per share for the six-month periods ended June 30, 2008 and 2007 were as follows:

(in millions of Won except per share information)	2008		2007

Net income	~~W~~	2,506,779	2,095,228
Weighted-average number of common shares outstanding(*)		75,407,696	76,293,098

Basic ordinary income and earnings per share	~~W~~	33,243	27,463

(*)
Basic earnings per share is computed by dividing net income allocated to common stock, by the weighted-average number of common shares outstanding for the six-month periods ended June 30, 2008 and 2007:

	2008		2007

Total number of common shares issued	~~W~~	87,186,835	87,186,835
Weighted-average number of treasury shares		11,779,139	10,893,737

Weighted-average number of common shares outstanding	~~W~~	75,407,696	76,293,098

(b)	Basic earnings per share for the three-month periods ended June 30, 2008 and 2007 were as follows:

(in millions of Won except per share information)	2008		2007

Net income	~~W~~	1,475,566	1,112,924
Weighted-average number of common shares outstanding		75,394,201	75,601,763

Basic ordinary income and earnings per share	~~W~~	19,571	14,721

(*)
Basic earnings per share is computed by dividing net income allocated to common stock, by the weighted-average number of common shares outstanding for the three-month periods ended June 30, 2008 and 2007:

	2008		2007

Total number of common shares issued
Weighted-average number of treasury shares	~~W~~	87,186,835	87,186,835
Weighted-average number of common shares outstanding		11,792,634	11,585,072

	~~W~~	75,394,201	75,601,763

(c)	Basic earnings per share for the three-month period ended March 31, 2008 and the year ended December 31, 2007 amounted to ~~W~~13,673 and ~~W~~48,444, respectively.

26

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2008
(Unaudited)
21.	Related Party Transactions
As of June 30, 2008, the subsidiaries of the Company are as follows:

Domestic (24)
POSCO E&C Co., Ltd., Posteel Co., Ltd., POSCON Co., Ltd., POSCO Coated & Color Steel Co., Ltd.,POSCO Machinery & Engineering Co., Ltd., POSDATA Co., Ltd., POSCO Research Institute, Seung Kwang Co.,Ltd., POSCO Architects & Consultants Co., Ltd., POSCO Specialty Steel Co., Ltd., POSCO Machinery Co., Ltd., POSTECH Venture Capital Corp., Postech 2006 Energy Fund, POSCO Refractories & Environment Co., Ltd.(POSREC), POSCO Terminal Co., Ltd., POSMATE Co., Ltd., Samjung Packing & Aluminum Co., Ltd., POSCO Power Corp., PHP Co., Ltd., PNR Co., Ltd., Megaasset Co., Ltd., Daewoo Engineering Company, Metapolis Co., Ltd., POSCORE Co., Ltd.

Foreign (48)
POSCO America Corporation(POSAM), POSCO Australia Pty. Ltd.(POSA), POSCO Canada Ltd.(POSCAN), POSCAN Elkview Coal Ltd., POSCO Asia Co., Ltd. (POA), VSC POSCO Steel Corporation(VPS), Dalian POSCO-CFM Coated Steel Co., Ltd., POS-Tianjin Coil Center Co., Ltd.,POSMETAL Co., Ltd., Shanghai Real Estate Development Co., Ltd., International Business Center Corporation(IBC), POSLILAMA Steel Structure Co., Ltd., Zhangjiagang Pohang Stainless Steel Co., Ltd., Guangdong Pohang Coated Steel Co., Ltd., POSCO Thailand Co.,Ltd., Zhangjiagang POSHA Steel Port Co., Ltd., POSCO Investment Co., Ltd., Quindao Pohang Stainless Steel Co., Ltd., POSCO(SUZHOU) Automotive Processing Center Co., Ltd., POS-Qingdao Coil Center Co., Ltd., POSCO-China Holding Corp., POS-ORE Pty. Ltd., POSCO Japan Co., Ltd., POSEC-Hawaii Inc., POSCO E&C (Zhangjiagang) Engineering & Consulting Co., Ltd., POS-GC Pty. Ltd., POS-CD Pty. Ltd., POSCO-India Private Ltd., POS-India Steel Processing Centre Pvt. Ltd., POS-MPC, POS-NPC, POS-FPC, Zhangjiagang Pohang Port Co., Ltd., POSCO-Vietnam Co., Ltd., POSMMIT Steel Centre SDNBHD(POSMMIT), POSCO-Samsung Delhi Processing Center Co., Ltd., Myanmar-POSCO Steel Co., Ltd.

27

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2008
(Unaudited)
Significant transactions, which occurred in the ordinary course of business, with related companies for the six-month periods ended June 30, 2008 and 2007, and the related account balances as of June 30, 2008 and December 31, 2007 are as follows:

	Sales and others (*1)				Purchase and others (*1)				Receivables (*2)				Payables (*2)
(in millions of Won)	2008		2007		2008		2007		2008		2007		2008		2007

POSCO E&C Co., Ltd.	~~W~~	8,399	~~W~~	12,845	~~W~~	446,595	~~W~~	418,690	~~W~~	249	~~W~~	186	~~W~~	68,977	~~W~~	105,178
Posteel Co., Ltd.		618,027		534,360		118,142		96,261		121,934		104,624		3,062		12,386
POSCON Co., Ltd.		47		45		75,611		110,788		4		7		14,892		24,842
POSCO Coated & Color Steel Co., Ltd.		269,742		208,276		873		600		66,897		40,431		211		119
POSCO Machinery & Engineering Co., Ltd.		32		25		63,503		70,370		6		6		17,992		20,431
POSDATA Co., Ltd.		1,083		2,217		89,525		79,034		7		10		28,557		31,614
POSCO Reaearch Institute		—		—		9,584		6,683		217		1		1,448		6,394
Seung Kwang Co., Ltd.		—		—		41		9		—		—		—		—
POSCO Architects & Consultants Co., Ltd.		383		488		12,275		12,074		4		1		5,515		2,001
POSCO Specialty Steel Co., Ltd.		2,013		1,622		18,335		50,446		—		40		66		8,067
POSCO Machinery Co., Ltd.		4,128		2,594		38,538		61,822		845		50		6,762		10,445
POSTECH Venture Capital Corp.		41		80		—		—		—		—		411		66
POSCO Refractories & Environment Co., Ltd. (POSREC)		15,485		87		138,575		103,593		12		9		36,275		24,265
POSCO Terminal Co., Ltd.		5,222		5,187		118		230		1,213		1,001		51		61
POSMATE Co., Ltd.		869		1,198		17,799		17,382		2		63		4,634		5,038
Samjung Packing & Aluminum Co., Ltd.		9,834		8,214		119,626		116,345		2,073		1,355		24,022		20,612
PNR Corporation		2		—		—		—		—		—		—		—
POSCO America Corporation(POSAM)		68,501		74,679		—		—		4,991		4,447		—		—
POSCO Australia Pty. Ltd.(POSA)		13,378		7,805		—		—		1,894		40		—		—
POSCO Canada Ltd. (POSCAN)		20		19		105,330		27,550		20		21		28,122		9,635
POSCO Asia Co.,		464,567		269,951		98,237		60,906		44,456		24,323		1,034		1,922
VSC POSCO Steel Corporation(VPS)		—		—		—		—		720		—		—		—
POS-Tianjin Coil Center Co., Ltd.		161		—		—		—		—		—		—		—
POSMETAL Co., Ltd.		11,542		—		—		—		—		—		—		—
International Business Center Corporation(IBC)		—		—		—		4		—		—		—		—
Zhangjiagang Pohang Stainless Steel Co., Ltd.		3,711		12,476		—		—		14,235		—		—		—
POSCO Thailand Co.,Ltd.		26,310		—		29		—		—		—		—		—
POSMMIT Steel Centre SDN BHD		5,561		2,049		—		—		—		—		—		—
Qingdao Pohang Stainless Steel Co., Ltd.		35,900		30,199		—		—		4,052		5,153		—		—
POS Qingdao Coil Center Co., Ltd.		1,748		2,738		—		—		—		1,862		—		—
POSCO-China Holding		—		—		496		465		—		—		—		—
POSCO-Japan Co., Ltd.		439,989		456,528		7,044		43,035		22,868		30,952		139		6
POS-India Steel Processing Centre Pvt. Ltd.		33,773		28,912		—		—		6,253		—		—		—
POSS Delhi Steel Processing Centre Pvt. Ltd.		2,124		—		99		—		1,436		—		—		—

28

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2008
(Unaudited)

	Sales and others (*1)				Purchase and others (*1)				Receivables (*2)				Payables (*2)
(in millions of Won)	2008		2007		2008		2007		2008		2007		2008		2007

POSCO Vietnam Processing Center Co., Ltd		8,649		—		—		—		—		—		—		—
POSCORE Co., Ltd.		53,695		—		—		—		9,767		9,500		—		—
POSCO Maleysia SDN BHD		15,483		—		—		—		—		—		—		—
Daewoo Engineering Company		—		—		1,277		—		—		—		—		—
eNtoB Corporation		—		—		120,345		100,353		—		—		4,875		2,999
SNNC Co., Ltd.		1,666		149		—		—		—		1		6		—
KOBRASCO		—		—		60,883		36,839		—		—		—		4,048
Poschrome (Proprietary) Limited		3,275		—		52,586		20,579		3,275		—		—		—
POSVINA Co., Ltd.		6,354		1,650		—		—		—		—		—		—
USS-POSCO Industries		190,611		138,000		—		—		8		8		—		—
Guangdong Xingpu Steel Center Co., Ltd.		894		8,277		—		—		—		4,276		—		—

	~~W~~	2,323,219	~~W~~	1,810,670	~~W~~	1,595,466	~~W~~	1,434,058	~~W~~	307,438	~~W~~	228,367	~~W~~	247,051	~~W~~	290,129

(*1)	Sales and others include sales and non-operating income; purchases and others include purchases, acquisition of property, plant and equipment and overhead expenses.

(*2)	Receivables include trade and other accounts and notes receivable; payables include trade accounts and notes payable and other accounts payable.
Details of compensation to key management officers for the six-month periods ended June 30, 2008 and 2007 are as follows:

(in millions of Won)	2008		2007

Salaries	~~W~~	5,387	5,028
Severance benefits		2,459	4,736
Management achievement awards		6,885	6,748
Stock compensation expense		(10,780)	65,621

Total	~~W~~	3,951	82,133

Key management officers include directors (including non-executive directors) and the internal audit officer who have significant influence and responsibilities in the Company’s business and operations.

29

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2008
(Unaudited)
22.	Segment Information
The Company has a plant in Pohang and in Gwangyang in the Republic of Korea. General information of the plants as of June 30, 2008 is as follows:

	Pohang Mill	Gwangyang Mill

Major Products
Hot Roll	HR coil	HR coil
Cold Roll	CR coil, CR Sheet	CR coil, CR Sheet
Plate	Plate	—
Electric iron	Electric iron coil	—
Stainless	STS HR coil and others	—
Semi-finished goods	Slab, Bloom, Billet	Slab

Major Facilities
Furnaces	1-4 furnaces, F furnace, 1~2 Finex	1-5 furnaces
Steel manufacturing,	1-2 steel manufacturing,	1-2 steel manufacturing,
Continuous Casting	1-3 Continous Casting	1-2 Continous Casting
Hot Roll	1-2 HR	1-3 HR
Cold Roll, Plating	1-2 CR, ETL, EGL	1-4 CR, 1-6 CGL, PGL, 1-2 EGL
Others	HR, Steel plate, STS and others	Mini Mill, POL, TWB and others
Operating results and long-lived assets as of and for the six-month periods ended June 30, 2008 and 2007 are as follows:

	2008
(in millions of Won)	Pohang		Gwangyang	Others	Total

Sales (*1)
Domestic	~~W~~	5,711,803	3,590,916	24,022	~~W~~	9,326,741
Export		1,847,362	2,350,038	—		4,197,400

Total	~~W~~	7,559,165	5,940,954	24,022	~~W~~	13,524,141

Property, plant and equipment (*2)	~~W~~	7,795,274	5,562,430	—	~~W~~	13,357,704
Intangible assets (*2)		131,962	52,117	—		184,079

	~~W~~	7,927,236	5,614,547	—	~~W~~	13,541,783

Depreciation and amortization (*3)	~~W~~	563,732	381,522	—	~~W~~	945,255

	2007
(in millions of Won)	Pohang		Gwangyang	Others	Total

Sales (*1)
Domestic	~~W~~	5,081,119	2,875,843	25,205	~~W~~	7,982,167
Export		1,754,879	1,778,578	—		3,533,457

Total	~~W~~	6,835,998	4,654,421	25,205	~~W~~	11,515,624

Property, plant and equipment (*2)	~~W~~	7,746,173	4,963,766	—	~~W~~	12,709,939
Intangible assets (*2)		140,501	73,523	—		214,024

	~~W~~	7,886,674	5,037,289	—	~~W~~	12,923,963

Depreciation and amortization (*3)	~~W~~	463,251	350,537	—	~~W~~	813,788

(*1)	No inter-plant transactions between the two plants.

(*2)	Presented at net book value.

(*3)	Includes depreciation expense of assets not in use.

30

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2008
(Unaudited)
23.	Comprehensive Income
For the six-month periods ended June 30, 2008 and 2007, comprehensive income are as follows:

	For the three-month period			For the six-month period
	ended June 30			ended June 30
(in millions of Won)	2008		2007	2008		2007

Net income	~~W~~	1,475,566	1,112,924	~~W~~	2,506,779	2,095,228

Other comprehensive income		177,297	194,340		(139,614)	364,168
Cumulative effect of changes in accounting policy		—	—		—	2,468
Gain(loss) on valuation of available-for-sale securities,		74,071	268,546		(514,344)	430,327
Less: tax efect		(20,369)	(73,850)		141,445	(118,340)
Changes in capital adjustment arising from equity method accounted investments		168,009	(23,350)		305,369	39,858
Less: tax efect		(44,414)	22,994		(72,084)	9,855

Comprehensive income	~~W~~	1,652,863	1,307,264	~~W~~	2,367,165	2,459,396

24.	Cost of goods sold
Details of cost of goods sold for the six-month periods ended June 30, 2008 and 2007 are as follows:

	For the three-month period			For the six-month period
	ended June 30			ended June 30
(in millions of Won)	2008		2007	2008		2007

Finished goods, semi-product and by-product
Beginning balance of inventories	~~W~~	1,348,328	1,140,553	~~W~~	1,359,025	1,184,913
Cost of goods manufactured		5,641,004	4,295,994		10,083,264	8,487,080
Overhead variance		(20,778)	(15,681)		28,108	18,266
Refund of customs		(2,776)	(7,619)		(5,544)	(13,999)
Ending balance of inventories		(1,772,251)	(1,177,150)		(1,772,251)	(1,177,150)

		5,193,527	4,236,097		9,692,602	8,499,110

Others		8,407	8,168		15,038	15,309

Total	~~W~~	5,201,934	4,244,265	~~W~~	9,707,640	8,514,419

31

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2008
(Unaudited)
25.	Subsequent Event
The Company declared interim dividends in accordance with the resolution of Board of Directors dated July 18, 2008. Details of interim dividends declared related to the six-month period ended June 30, 2008, is as follows:
Interim Cash Dividends

	2008
(in millions of Won)	Dividend Ratio	Dividend Amount

Common shares	50%	~~W~~	188,486

Details of the dividend payout ratio and dividend yield ratio are as follows:
Number of outstanding shares

2008

Number of shares	87,186,835
Number of treasury stock	11,792,634

Number of outstanding shares	75,394,201

Dividend Payout Ratio

(in miilions of Won)	2008

Interim dividends	~~W~~	188,486
Net income		2,506,779
Dividend payout ratio		7.52%
Dividend Yield Ratio

(in Won)	2008

Interim dividends	~~W~~	2,500
Market price as of balance sheet date		544,000
Dividend yield ratio		0.46%

32